SMALL PHARMA INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the three months to May 31, 2023

Date: July 27, 2023

SMALL PHARMA INC.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") has been prepared by management of  Small Pharma Inc. ("Small Pharma" or the "Company") and should be read in conjunction with Small Pharma's audited consolidated financial statements and notes for the three months ended May 31, 2023 and 2022 (the "Financial Statements"), which may be viewed under the Company's SEDAR profile at www.sedar.com. The Financial Statements have been prepared using International Financial Reporting Standards. All amounts are in Canadian dollars unless otherwise specified.

This MD&A contains disclosure of material changes related to Small Pharma occurring up to and including July 27, 2023, except where otherwise noted.

Exchange Rates

The following table sets forth the value of one £ expressed in Canadian dollars, based on the daily average exchange rates quoted by the Bank of Canada for the dates indicated:

	Three months ended May 31, 2023	Three months ended May 31, 2022
As at end of period	1.6862	1.5937
Low for the period	1.6258	1.5819
High for the period	1.7070	1.6959
Average rate for the period	1.6752	1.6338

Forward-Looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" and "forward-looking statements". All statements other than statements of historical fact contained in this MD&A are forward-looking statements. Such statements can, in some cases, be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate," "potential," "proposed," "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. The forward-looking statements included in this MD&A are made only as of the date of this MD&A and the Company assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by applicable securities laws.

Forward-looking statements in this MD&A are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. These forward-looking statements include, but are not limited to, statements regarding the Company's present and future business strategies and the environment in which the Company will operate in the future, including assumptions regarding business and operating strategies, and the Company's ability to operate on a profitable basis. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

Risks related to the Company's financial position:

● limited operating history;

● clinical-stage biotechnology company with history of losses since inception;

● additional capital requirements;

● speculative nature of investment risk;

● costs of operating as a public company;

● milestones and use of funds;

Risks pertaining to the Company's business and industry:

● early stage of the industry and product development;

● negative operating cash flow and going concern;

● limited product scope;

● limited marketing and sales capabilities;

● research and development ("R&D") objectives and milestones;

● management of growth;

● no assurance of commercial success;

● risk of partnering or out-licensing products;

● lack of commercialization experience;

● achieving publicly announced milestones;

● market access and acceptance;

● unfavourable publicity or consumer perception;

● future pandemics, epidemics and other health risks;

● social media;

● biotechnology and pharmaceutical market competition;

● decriminalization of psychedelics;

● product liability;

● product and material recalls;

● distribution and supply chain interruption;

● difficulty to forecast;

● product viability;

● success of quality control systems;

● reliance on key inputs;

● enforcing contracts;

● business expansion, growth and business combinations;

● reliance on key executives and scientists;

● employee misconduct;

● liability arising from fraudulent or illegal activity;

● conflicts of interest;

● operating risk and insurance coverage;

● computer system failures;

● foreign operations;

● dependence on foreign operating subsidiary;

● exchange rate fluctuations;

● estimates or judgments relating to critical accounting policies;

● effects of inflation;

● political and economic conditions;

● cybersecurity and privacy risk;

● environmental regulation and risks;

● litigation;

● anti-corruption and anti-bribery laws;

Risks related to regulatory compliance:

● products subject to controlled substance laws and regulations;

● risks pertaining to legislation changes;

● nature of regulatory approvals;

● continued regulatory review and obligations;

● failure to comply with health and data protection laws and regulations;

● failure to comply with pharmaceutical industry standards;

Risks pertaining to clinical development:

● reliance on third parties for clinical development activities;

● risks related to third party relationships;

● reliance on contract manufacturers;

● commercial scale product manufacturing;

● safety and efficacy of products;

● clinical testing and commercialization of product candidates;

● clinical trial publications;

● completion of clinical trials;

● later stage clinical trials failure;

● negative results of external client trials or studies;

● lack of expedited status;

Risks related to intellectual property:

● reliance on patents and other intellectual property rights;

● patent litigation;

● invalid or unenforceable patents;

● compliance with procedural requirements;

● trade secrets;

● trademark protection;

● intellectual property litigation costs;

● third-party licenses;

● failure to comply with potential future intellectual property or license agreements;

● intellectual property rights may fail to protect competitive advantage;

● employee patent claim liability;

● intellectual property rights of third parties;

● obtaining or maintaining necessary rights for current or future therapeutic candidates through acquisitions and in-licenses;

● patent law reforms;

● difficulties securing jurisdictional intellectual property rights;

Risks related to the common shares in the capital of the Company (the "Common Shares")

● substantial number of authorized but unissued Common Shares;

● dilution;

● market for Common Shares;

● significant sales of Common Shares;

● volatile market price for Common Shares;

● normal course issuers bids;

● tax issues;

● discretion over the use of proceeds;

● no dividends;

● enforcement of legal rights; and

● principal shareholder risk

Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Company has made assumptions regarding, among other things:

• substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

• uncertainty as to the Company's ability to raise additional funding to support operations;

• the Company's ability to access additional funding;

• the fluctuation of foreign exchange rates;

• the risks associated with the development of the Company's product candidates which are at early stages of development;

• reliance upon industry publications as the Company's primary sources for third-party industry data and forecasts;

• reliance on third parties to plan, conduct and monitor the Company's preclinical studies and clinical trials;

• reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

• the Company's product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

• risks related to filing investigational new drug applications to commence clinical trials and to conduct clinical trials, if approved;

• the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

• competition from other biotechnology and pharmaceutical companies;

• the Company's reliance on the capabilities and experience of the Company's key executives and scientists and the resulting loss of any of these individuals;

• the Company's ability to fully realize the benefits of potential acquisitions;

• the Company's ability to adequately protect the Company's intellectual property and trade secrets;

• the risk of patent-related or other litigation; and

• the risk of unforeseen changes to the laws or regulations in the United Kingdom ("U.K."), the European Union ("EU"), the United States ("U.S.") and other jurisdictions in which the Company operates or plans to operate.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Every subject treated in future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This MD&A contains certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety and tolerability studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company's development efforts to date.

Please refer to Appendix "A" for additional and detailed risks that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein.

In addition to the factors set out above and those identified in this MD&A under "Risks and uncertainties" and Appendix "A", other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Overview of Small Pharma's Business

Small Pharma is a biotechnology company focused on developing short-duration psychedelic-assisted therapies for the treatment of mental health conditions. The Company has initiated programs across its "First-generation" and "Second-generation" psychedelics portfolio. First-generation psychedelics refer to the well-known classic psychedelics such as psilocybin, N, N-dimethyltryptamine ("DMT") and Lysergic acid diethylamide (LSD). Second-generation psychedelics refer to those that have been chemically modified with the aim to optimize their therapeutic benefit. The Company is focused on the development of its pharmaceutical psychedelic assets with the inclusion of supportive therapy, anticipating this treatment paradigm to be important for optimizing beneficial patient outcomes.

Company Description

Small Pharma was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on January 23, 2018. On April 29, 2021, the Company changed its name from Unilock Capital Corp. in connection with the completion of the Qualifying Transaction (defined below). The Company's head office is located at 50 Featherstone Street, London, United Kingdom.

The Common Shares were listed for trading on the TSX Venture Exchange (the "TSXV") under the symbol "UUU.P" on November 16, 2018. Pursuant to TSXV Policy 2.4 - Capital Pool Companies ("TSXV Policy 2.4"), the Company did not carry on any business or operations other than identifying and evaluating business opportunities for the purpose of completing a qualifying transaction until completion of the Qualifying Transaction.

On November 30, 2020, the Company, Small Pharma Ltd ("SPL") and certain shareholders of the Company entered into an agreement, as amended on February 23, 2021, pursuant to which the Company agreed to acquire all of the issued and outstanding ordinary shares of SPL (the "Qualifying Transaction"). On March 25, 2021, in connection with the Qualifying Transaction, the Company made an offer to all holders of the outstanding ordinary shares of SPL ("SPL Shares") to purchase all of their SPL Shares currently held or to be held prior to the closing of the Qualifying Transaction. On April 29, 2021, the Company completed its acquisition of all of the SPL Shares. The Qualifying Transaction constituted the Company's "qualifying transaction" as such term is defined in TSXV Policy 2.4.

In conjunction with the Qualifying Transaction, Small Pharma Financing Inc. ("Finco"), a special purpose financing vehicle incorporated solely for the purposes of completing a financing for aggregate gross proceeds of approximately $58,000,000 (the "Brokered Offering") in connection with the Qualifying Transaction, completed a "three-cornered" amalgamation pursuant to the provisions of the BCBCA with the Company and a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the Amalgamation, all common shares in the capital of Finco were exchanged for Common Shares on a one-for-one basis. Finco and the Company's wholly-owned subsidiary amalgamated, with the resulting entity ("Amalco") becoming a wholly-owned subsidiary of the Company. On October 7, 2021, Amalco was dissolved under the BCBCA and is no longer a subsidiary of the Company.

On completion of the Qualifying Transaction, the Company continued the business of SPL as a biotechnology company specializing in intellectual property ("IP") led development of short-duration psychedelic-assisted therapies for the treatment of mental health conditions. In connection with the Qualifying Transaction, the Common Shares commenced trading on the TSXV on May 6, 2021, under the symbol "DMT".

On October 20, 2021, the Company was successfully upgraded from the OTC Pink to the OTCQB® Venture Market (the "OTCQB"). The Common Shares are trading on the OTCQB under the symbol "DMTTF".

Select Recent Business Developments

During the three months ended May 31, 2023, the following material developments occurred in the Company's business and securities:

Business Developments

On March 7, 2023, the Company announced further positive data from additional secondary and exploratory endpoints of the SPL026 Phase IIa clinical trial. Further analyses demonstrated that patient-reported depression scores corroborate the MADRS assessments conducted by independent clinical raters. Further, patients receiving at least a single dose of IV SPL026 with supportive therapy experienced clinically relevant improvements in wellbeing and anxiety across all study timepoints, further supporting previously announced topline efficacy results.

On April 4, 2023, the Company announced positive six month data from the SPL026 Phase IIa clinical trial, which showed that, in addition to other matters, among the patients who achieved remission within three months of treatment with SPL026, 64% sustained remission to six months.

On May 25, 2023, the Company announced significant developments in their intellectual property portfolio, including the following updates since the Company's previous portfolio update: (i) five new granted patents; (ii) three additional patents expected to be granted by May 31, 2023, and (iii) five new Notices of Allowance. The patent's cover the Company's four focused areas of protection across multiple markets. Refer to "Intellectual Property Portfolio" for additional information.

Securities Developments

On March 1, 2023, the Company granted stock options ("Options") to purchase up to an aggregate of 3,725,000 Common Shares to certain employees of the Company pursuant to the Company's stock option plan (the "Option Plan'). Each Option is exercisable at $0.09 per Common Share for a period of ten years and is subject to certain vesting requirements.

On April 29, 2023, compensation warrants to purchase 3,947,547 Common Shares at $0.96 per Common Share expired without exercise.

Intellectual Property Portfolio

The Company is building a robust IP portfolio and as of the date of this MD&A, the Company's patent portfolio consists of 17 active patent families with 95 pending applications and 26 granted patents across its psychedelic and non-psychedelic portfolio. The oldest family claims a priority date of June 2016 and the most recently initiated family claims an earliest priority date of March 2023.

Candidate/Program	Relevant patents in portfolio (No. active patents/pending patent applications)(1)
Combined SPL026, SPL028 and SPL029(2)(3)	4 granted patents, 32 patents pending
SPL028(4)	11 granted patents, 32 pending applications
Combined SPL028 and SPL029(5)(6)	1 granted patent, 14 pending applications
SPL029(7)	5 granted patents, 10 pending applications
SPL801B	5 granted patents, 6 pending applications
Other(8)	1 pending application

Notes:

(1) Granted European patents have been counted as a single granted patent (as opposed to multiple patents in each European territory in which the patent is in force). Hong Kong patents and applications have not been included in the figures counted above as they are re-registrations of European rights, as opposed to freestanding patent filings. Patent Cooperation Treaty applications have been included as pending applications unless the deadlines for national / regional phase entries of those applications have passed in which case they are not included in the figures above.

(2) Relevant patents and applications provide, or are anticipated to provide, protection for the SPL026, SPL028, and SPL029 candidates/programs.

(3) On May 4, 2023, the Company received issuance of granted Australian patent no. 2021334933. On May 9, 2023, the Company received issuance of granted US patent no. 11,643,390.

(4) On May 24, 2023, the Company received issuance of granted Great Britain ("GB") patent no. 2 595 776. On June 6, 2023, the Company received issuance of granted GB patent numbers 2 586 940 and 2 592 822. On June 6, 2023 the Company received issuance of granted Japan patent number 7288154. On June 29, 2023, the Company received issuance of granted Australian patent number 2021204158.  On July 4, 2023, the Company received issuance of granted New Zealand patent number 794833.

(5) Relevant patents and applications are anticipated to provide protection for the SPL028 and SPL029 candidates.

(6) On May 30, 2023, the Company received issuance of granted US patent no. 11,660,289.

(7) On July 11, 2023, the Company received issuance of granted US patent no. 11,697,638.

(8) Protects other preclinical research.

Results of operations for the three months ended May 31, 2023

The Company currently has one reportable segment, primarily relating to the R&D of psychedelic and non-psychedelic medicine. All financial results in this MD&A relate to this segment.

Net cash used in operating activities for the three months ended May 31, 2023 was $5,759,000 (May 31, 2022 - $6,303,678).

For the three months ended May 31, 2023, Small Pharma incurred a comprehensive loss of $5,265,305, a reduction of $2,771,778 compared to a net comprehensive loss of $8,037,083 during the three months ended May 31, 2022. The reduced loss was primarily the result of foreign currency retranslation gains of $378,362 compared to retranslation losses of $2,255,379 in the three months ended May 31, 2022, in addition to reduced salaries and benefits by $295,081, a reduction in spending on investor and public relations expenditure of $178,586, and lower consulting fees by $172,236 due to a reduction in the use of external service providers. This was partially offset by R&D costs being $405,397 higher due to the advancement of clinical trials and additional spend of $112,159 in office and miscellaneous fees due to additional insurance costs. The retranslation gain arising from foreign exchanges in the three months ended May 31, 2023 was a result of a small weakening of the Canadian dollar against the British pound sterling ("GBP") in the first three months of the financial year.

Revenue

The Company is a clinical stage biotechnology company and has not generated revenue to date other than minimal consultancy fees in its initial years as a company.

The Company generated revenue of $nil during the three months ended May 31, 2023 and May 31, 2022.

Cost of Sales

During the three months ended May 31, 2023, the Company did not recognize cost of sales.

Operating expenses - three months ended May 31, 2023

For the three months ended May 31, 2023, total operating expenses were marginally reduced to $5,749,483 from $5,785,628 for the three months ended May 31, 2022. This reduction was largely attributable to the net impact of a reduction in staff costs, costs related to investor and public relations and consulting fees, offset by an increase in R&D and office and miscellaneous fees, each as described under "Results of operations for the three months ended May 31, 2023" above and further explained below. The increase in R&D costs reflects the significant progress made regarding (i) the Company's SPL026 and SPL028 clinical programs with three Phase I clinical trials in progress and (ii) the expansion and maturation of the Company's intellectual property portfolio.

R&D costs of $2,494,099 were $405,397 higher than the same period in the prior year due to the significant advancement of the Company's pipeline programs. Staff costs, which include salaries, bonuses, social security and other pension costs were $1,586,042 for the three months ended May 31, 2023, which was a reduction of $295,081 as a result of lower bonus accrual compared to the same period in the previous year.  Consulting fees reduced by $172,236 and costs related to investor and public relations fees decreased by $178,586 primarily due to continued targeting of activity in these areas and performing more of these functions in-house. Office and miscellaneous costs increased by $112,159 largely due to an increase in directors' and officers' insurance (with the Company purchasing an insurance policy to replace a $2,500,000 trust indenture with a third-party trustee from April 2021 to cover indemnification claims against the Company's directors and officers.

For the three months ended May 31, 2023, the Company's net finance income amounted to $105,816 compared to finance income of $3,924 in the three months ended May 31, 2022.

Selected Quarterly Information

This selected information is derived from the Company's financial statements prepared for each of the last eight quarters:

	As at and for the three months ended May 31, 2023 $	As at and for the three months ended February 28, 2023 $	As at and for the three months ended November 30, 2022 $	As at and for the three months ended August 31, 2022 $

Total Revenue	Nil	Nil	Nil	Nil

Loss and Comprehensive Loss	(5,265,305)	(1,961,307)	(6,094,830)	(8,667,061)

Basic and Diluted Loss Per Share	(0.02)	(0.01)	(0.02)	(0.02)

Total Assets	15,241,553	20,983,819	25,021,725	29,422,557

Total Non-Current Financial Liabilities	233,136	305,903	Nil	Nil

	As at and for the three months ended May 31, 2022 $	As at and for the three months ended February 28, 2022 $	As at and for the three months ended November 30, 2021 $	As at and for the three months ended August 31, 2021 $

Total Revenue	Nil	Nil	Nil	Nil

Loss and Comprehensive Loss	(8,037,083)	(4,721,393)	(5,657,209)	(3,953,073)

Basic and Diluted Loss Per Share	(0.02)	(0.02)	(0.02)	(0.01)

Total Assets	36,542,854	45,573,882	48,620,708	53,292,897

Total Non-Current Financial Liabilities	Nil	Nil	Nil	Nil

The Company has not paid dividends on the Common Shares and does not anticipate declaring any dividends in the near future.

The increase in comprehensive loss over most periods is largely driven by an increase in activity in the Company's clinical trials, which has resulted in an increase in R&D costs, an increased number of employees and increased costs related to payment of professional and consulting fees to assist in conducting those activities. For the quarter ended November 30, 2022, the increase in R&D costs incurred by the Company was offset by a gain arising from movements in exchange rates of $1,061,593. For the quarter ended February 28, 2023, the increase in R&D costs incurred by the Company was offset by a gain arising from movements in exchange rates of $411,234 income tax recovery in relation to R&D tax credits of $1,885,196. For the most recent quarter ended May 31, 2023, R&D costs are slightly lower than the previous two quarters and partly offset by a gain arising from movement in exchange rates of $378,362.

In January 2021, the Company raised $5,000,000 through the issue of convertible loans and, in April 2021, the Company raised $58,000,000 from the Brokered Offering. Given that cash is the largest element of total assets and that the Company is currently not generating revenue, the decrease in total assets since May 2021 is due to funding the operating costs of the Company's business without a corresponding increase in revenue as the Company undergoes clinical trials and develops its assets in its pipeline portfolio.

Liquidity and Capital Resources

As at May 31, 2023, the Company had positive working capital of $11,650,035. This was primarily the result of the Company continuing to hold cash following the raise of approximately $58,000,000 from the Brokered Offering in connection with the Qualifying Transaction, as described above. In its early clinical phase of operations as a biotechnology company, Small Pharma is, in the short-term, in the pre-revenue stage of its planned growth.

Cash used in operating activities during the three months ended May 31, 2023 was $5,759,000, a decrease of $544,678 from the period ended May 31, 2022. There were no cash inflows from operating activities during the period. Cash outflows from operating activities mainly relate to a net operating loss before other items for the three months ended May 31, 2023 of $5,749,483. The primary elements of the net operating loss relate to R&D costs of $2,494,099, salaries and benefits of $1,586,042, and professional fees of $933,150, each as discussed above in "Results of Operations for the three months ended May 31, 2023."  At May 31, 2023, $474,244 (February 28, 2023 - $617,138) in key management compensation was included in prepaid expenses. This amount reflects a retention payment to an officer of the Company during the prior year which was eligible to be subject to clawback in whole or in part pursuant to the terms and conditions of such officer's retention agreement. Following period-end, the Company and the officer entered into an agreement pursuant to which it was agreed that, in addition to other matters, the obligations for full payment of the retention payment amount have been satisfied, with no repayment due from the officer.

Cash from financing activities during the three months ended May 31, 2023 was an outflow of $83,417 representing rent paid in relation to lease liabilities. During the three months ended May 31, 2022, cash from financing activities was a $15,156 inflow which was the result of proceeds received from an exercise of Options.

Cash used in investing activities during the during the three months ended May 31, 2023 was $nil. Cash used in investing activities during the three months ended May 31, 2022 was $10,710 and represented the purchase of equipment.

During the three months ended May 31, 2023, the Company incurred a $457,451 unrealized gain on exchange on cash balances (May 31, 2022 - loss of $2,357,492). This gain was a result of a weakening of the Canadian dollar against GBP and has very little impact on the underlying cash burn of the Company.

The Company constantly monitors and manages its capital resources to assess the liquidity necessary to fund operations and capacity expansion. As at May 31, 2023, the Company had a cash balance of $13,151,992 and current liabilities of $3,001,800.

The Company's current financial resources are sufficient to meet its short-term liquidity requirements and to fund its operations for at least the following 12 months, exclusive of any additional proceeds to be raised through an equity or debt financing, dependent on timing of the planned clinical trials. The Company may also raise funds pursuant to a supplement to the final base shelf prospectus filed on March 29, 2022.

Contractual obligations and commitments

As at May 31, 2023, the payments due by period are set out in the following table:

	Less than 1 year $	1-3 years $	4 - 5 years $	After 5 years $	Total $
Debt	Nil	Nil	Nil	Nil	Nil
Finance Lease Obligations	335,857	237,899	Nil	Nil	573,756
Operating Leases	846	Nil	Nil	Nil	846
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Future Other Obligations	3,045,117	391,247	77,508	Nil	3,513,872
Total Contractual Obligations	3,381,820	629,146	77,508	Nil	4,088,474

Off-balance sheet arrangements

As at May 31, 2023 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Transactions between related parties

Related parties to the Company are considered to be key management personnel including persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company whom at this time are either full time employees or consultants to the Company. The consultants invoice the Company based on their contract agreements on a monthly basis.

The remuneration of key management personnel during the three months ended May 31, 2023 is provided in Note 6 of the Financial Statements. Remuneration to key management personnel includes base compensation, bonuses, share-based payments and pension benefits. There were no other transactions between related parties.

Risks and uncertainties

Psychedelic products are a new industry globally and, currently, the industry is at a very early stage. As a result, there is a high degree of risk associated with the Company's business. There is a significant risk that the expenditures made by the Company in developing its short-duration psychedelic development programs will not result in profitable operations.

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

There is no assurance that the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of its early stage of operations.

There are a number of risk factors that could cause future results to differ materially from those described herein. Additional risks and uncertainties, including those that the Company does not know about or that it currently deems immaterial, could also adversely affect the Company's business and results of operations.

Information related to the risks and uncertainties faced by the Company can be found in Appendix "A" to this MD&A.

Critical accounting estimates

Refer to Note 2 of the Financial Statements.

Significant accounting policies

Disclosure regarding the Company's significant accounting policies are set out in Note 2 of the Financial Statements. This MD&A should be read in conjunction with the Financial Statements. Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Financial Statements.

Disclosure controls and procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI  52-109"), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 321,562,487 were issued and outstanding as of May 31, 2023. As of the date of this MD&A, the number of Common Shares issued and outstanding remains unchanged.

As at May 31, 2023, 26,596,400 Common Shares were issuable pursuant to Options granted under the Option Plan. As at the date of this MD&A, there are 25,102,650 Common Shares issuable pursuant to granted Options as a result of the following post-quarter end: (i) the cancellation of 525,000 unvested options following an employee's resignation, in accordance with the terms of the Option Plan, and (ii) the deemed cancellation of 968,750 unvested options of staff following the implementation of operational efficiencies which resulted in a headcount reduction of approximately one-third of staff following period-end. Refer to "Subsequent Events" for additional information.

As at May 31, 2023, there were nil compensation warrants outstanding as all outstanding warrants expired during the three months ended May 31, 2023 without exercise.

Except as noted above, there are no other Common Shares or securities convertible or exercisable into Common Shares outstanding.

Additional information

Additional information relating to the Company is contained on the Company's SEDAR profile at www.sedar.com.

Approval

The Board has approved the disclosure in this MD&A.

Subsequent Events

On June 6, 2023, the Company received two additional grants for GB patents and an additional grant for a Japan patent. Refer to "Intellectual Property Portfolio" for additional information.

On June 28, 2023, the Company announced completion of the Phase I SPL026 Intramuscular ("IM") /Intravenous ("IV") clinical trial. The Company reported the IM route was well tolerated, with no safety concerns reported a mean pharmacokinetic half life of approximately 40 minutes, and a mean psychedelic experience of approximately 45 minutes. The Company also announced preliminary findings from the first two cohorts of the SPL028 Phase I program in which IV administration elicited a mean psychedelic experience of < 1hour.

Effective as of July 1, 2023, Mr. Peter Rands, co-founder, Chief Innovation & Intellectual Property Officer and former Chief Executive Officer of the Company, left his positions as an executive officer and director of the Company and its subsidiaries. In connection with his departure, compensation payments of $275,628 were made.

On July 5, 2023, the Company announced an R&D strategy update of SPL028, its second-generation DMT program, including preliminary findings from the Phase I SPL028 trial that indicate its potential for a unique therapeutic profile. Further, the Company anticipates the potential for an expedited route to an international, multi-site Phase II study with SPL028 in 2024.

On July 3, 2023, it was determined that Dr. Alastair Riddell will leave his role as Chief Operating Officer and Ms. Marie Layzell will assume those responsibilities in addition to her current role as Chief Manufacturing and Development Officer.

On July 5, 2023, the Company also announced the implementation of operational efficiencies in an effort to focus on achieving key value-based milestones, which included a reduction in headcount of approximately one-third. The operational efficiencies are expected to generate material cost savings, a reduction in its historical annual cash burn, and provide anticipated cash runway extension from current resources to at least Q4 2024 (calendar year-end).

Following period-end, the Company and an officer entered into an agreement pursuant to which it was agreed that, in addition to other matters, the obligations for full payment of the retention amount as indicated under the heading "Liquidity and Capital Resources" have been satisfied, with no repayment due from the officer.

APPENDIX "A"

RISK AND UNCERTAINTIES

Risks Pertaining to the Company's Financial Position and Need for Additional Capital

Limited Operating History

The Company has a limited operating history upon which its business and future prospects will be evaluated. The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Company to meet future operating requirements, it will need to be successful in its growth, marketing and sales efforts. Additionally, where the Company experiences increased production and future sales, its current operational infrastructure may require changes to scale its business efficiently and effectively to keep pace with demand, and achieve long-term profitability. If the Company's products and services are not accepted by new customers, the Company's operating results may be materially and adversely affected.

Since formation, the Company has invested most of its resources in developing a portfolio of compounds targeted for the treatment of mental health challenges, building its intellectual property portfolio, conducting business planning, raising capital and providing administrative support for these operations. The Company has not yet demonstrated an ability to conduct later-stage clinical trials, partner their late stage development, sell or out licence any of its assets, obtain regulatory approvals, manufacture a commercial-scale product, conduct sales and marketing activities necessary for successful product commercialization.

The Company may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives. The Company will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. The Company may not be successful in such a transition.

Clinical-Stage Biotechnology Company with History of Losses Since Inception

The Company is a clinical-stage biotechnology company and has not generated any sales revenue from any candidates in development. The Company has incurred operating losses since its formation. The Company incurred total net losses of $26,789,961 and $22,278,657 respectively, for the fiscal years ended February 28, 2023 and 2022. The Company's historical losses resulted principally from costs incurred in connection with R&D activities and general and administrative costs associated with its operations. In the future, the Company intends to continue to conduct R&D, nonclinical testing, clinical trials, regulatory compliance, market access, commercialization and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. The Company's expected losses, among other things, may continue to cause its working capital and shareholders' equity (deficit) to decrease. The Company anticipates that its expenses will increase substantially if and as the Company, among other things:

● continues the clinical development of the Company's current and future therapeutic candidates including initiating additional and larger clinical trials;

● continues to facilitate the training of therapists who are qualified to deliver the Company's current and future therapeutic candidates in the Company's clinical trials;

● seeks additional indications for the Company's current therapeutic candidate;

● seeks regulatory approvals for any future therapeutic candidates that successfully complete clinical trials;

● experiences heightened regulatory scrutiny;

● explores external business development opportunities through acquisitions, partnerships, licensing deals to add future therapeutic candidates and technologies to the Company's portfolio;

● obtains, maintains, expands and protects the Company's intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;

● adds clinical, scientific, operational, financial and management information systems and personnel, including personnel to support the Company's therapeutic development and potential future commercialization efforts;

● experiences any delays or encounters any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges;

● expands the Company's operations in the U.K., EU, US and Canada and potential other geographies in the future;

● establishes a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any therapeutic candidates for which the Company may obtain regulatory approval or partners with other companies and / or governmental, supranational, non-profit and academic institutions or organisations through partnership, out-licensing or other agreements to do so;

● establishes and expands the network of public healthcare institutions and private clinics that administer the Company's therapeutic candidates in conjunction with psychological support; and

● advances its commercialization strategy in North America and Europe, including using digital technologies to enhance the Company's proposed therapeutic offering.

Because of the numerous risks and uncertainties associated with therapeutic development, the Company is unable to accurately predict the timing or amount of increased expenses or when, or if, the Company will be able to achieve profitability. If the Company is required by the MHRA, the European Medicines Agency ("EMA"), the US Food and Drug Administration ("FDA") or other comparable foreign authorities to perform studies in addition to those the Company currently anticipates, or if there are any delays in completing the Company's clinical trials or the development of the Company's current or any future therapeutic candidates, the Company's expenses could increase beyond current expectations and revenue could be further delayed.

To date, the Company has funded its operations through private placements of equity, convertible notes, as well as grant funding, and consultancy in its early years. To become and remain profitable, the Company will need to continue developing and eventually commercialize therapies that generate significant revenue. Even if the Company or any future collaborators do generate sales, the Company may never achieve, sustain or increase profitability on a quarterly or annual basis. The Company's failure to sustain profitability would depress the market price of the Common Shares and could impair the Company's ability to raise capital, expand the Company's business, diversify the Company's therapeutic offerings or continue the Company's operations. If the Company continues to suffer losses, investors may not receive any return on their investment and may lose their entire investment.

Additional Capital Requirements

To date, the Company and SPL has funded its operations through predominantly private placements of equity and convertible notes in addition to revenue generated from grant funding and consultancy in its early years. The Company expects to require substantial additional funding in the future to sufficiently finance its operations and advance development of its current and/or any future therapeutic candidates. Further, changing circumstances, some of which may be beyond the Company's control, could cause the Company to consume capital significantly faster than the Company currently anticipates, and the Company may need to seek additional funds sooner than planned. The Company's future funding requirements, both short-term and long-term, will depend on many factors, including:

  the progress, timing and completion of nonclinical testing and clinical trials for the Company's current and future therapeutic candidates;
  the outcome, timing and cost of seeking and obtaining regulatory approvals from the MHRA, the EMA, the FDA, the Pharmaceutical Drugs Directorate (formerly the Therapeutic Drugs Directorate) ("PDD"), if applicable, or other comparable foreign authorities, including the potential for such authorities to require that the Company perform more nonclinical studies or clinical trials than those that the Company currently expects or change their requirements on studies that had previously been agreed to;
  the number of potential future therapeutic candidates identified and developed, either internally through the Company's R&D efforts or externally through acquisitions, licensing or other collaboration agreements;
  the costs involved in growing the Company's organization to the size needed to allow for the research, development and potential commercialization of the Company's current and any future therapeutic candidates;
  the costs of training therapists who are supporting or will support the Company's clinical trials;
  generating and collecting data and intellectual property; and strengthening the Company's regional presence as a scientific and clinical resource;
  the costs of developing and testing potential digital technology solutions;
  the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringements raised by third parties;
  the time and costs involved in obtaining regulatory approval for the Company's current or any future therapeutic candidates, and any delays the Company may encounter as a result of evolving regulatory requirements or adverse results with respect to its current or any future therapeutic candidates;
  selling and marketing activities undertaken in connection with the potential commercialization of the Company's current or any future therapeutic candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;
  the amount of revenue, if any, the Company may derive either directly or in the form of royalty payments from future sales of its current or any future therapeutic candidates, if approved;
  the costs of operating as a public company; and
  whether the Company considers generating revenue from consulting based activities in the future.

Until the Company can generate sufficient revenue to finance its cash requirements, which the Company may never do, the Company expects to finance its future cash needs through a combination of equity offerings, grant funding, revenue generating consultancy, debt financings, strategic collaborations and alliances, licensing arrangements or monetization transactions.

The Company's ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which the Company may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, the Company may be forced to delay, reduce or terminate the development or commercialization of all or part of its research programs or its current or any future therapeutic candidate, or the Company may be unable to take advantage of future business opportunities. Market volatility resulting from any future pandemics and the related global economic impact or other factors could also adversely impact the Company's ability to access capital as and when needed.

The Company cannot guarantee that future financing will be available in sufficient amounts, or on commercially reasonable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of the Common Shares, the issuance of additional securities, whether equity or debt, by the Company, or the possibility of such issuance, may cause the market price of the Common Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations and the Company may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact the Company's ability to conduct its business. The Company could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and the Company may be required to relinquish rights to its current or any future therapeutics candidates or otherwise agree to terms unfavorable to the Company, any of which may have a material adverse effect on the Company's business, operating results and prospects. Further, any additional fundraising efforts may divert the Company's management from its day-to-day activities, which may adversely affect the Company's ability to develop and commercialize its current or any future therapeutic candidates.

In addition, heightened regulatory scrutiny could have a negative impact on the Company's ability to raise capital. The Company's business activities rely on developing laws and regulations in multiple jurisdictions. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company's current or any future therapeutic candidates may adversely affect the Company's business and operations, including without limitation, the Company's ability to raise additional capital.

Speculative Nature of Investment Risk

An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Costs of Operating as a Public Company

As a public company, the Company will incur significant legal, accounting and other expenses. As a public company, the Company is subject to various securities rules and regulations, which impose various requirements on the Company, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Company's management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased the Company's legal and financial compliance costs and have made some activities more time-consuming and costly.

Milestones and Use of Funds

As the Company further expands its business, it is possible that results and circumstances may dictate a departure from the current estimates of expected uses of available funds based on the Company's business objectives and milestones. Further, the Company may, from time to time, as opportunities arise, utilize its financial resources to participate in additional opportunities that arise and fit within the Company's broader objectives, as a means of advancing shareholder value.

Risks Pertaining to the Company's Business and Industry

Early Stage of the Industry and Product Development

The clinical efficacy of DMT and its pipeline products have not been confirmed and require further rigorous development. Given the early stage of its product development programs, the Company can make no assurance that its R&D programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by the MHRA, the EMA, the FDA, the PDD, if applicable, and other comparable foreign authorities. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates can fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the current standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a R&D program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early nonclinical research may not be indicative of the results that will be obtained in later stages of nonclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of the Company's product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future product candidates into approved products, it will still experience many potential obstacles, which would affect its ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, nonclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in nonclinical studies and clinical trials nonetheless failed to obtain approval from the MHRA, the EMA, the FDA, the PDD, if applicable, and other comparable foreign authorities. If the Company fails to produce positive results in future clinical trials and other programs, the development timeline and regulatory approval and commercialization prospects for the Company's leading product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Nonclinical testing and clinical trials for the Company's products may not achieve the desired results. The results of nonclinical testing and clinical trials are uncertain. Product approvals are subject to a number of contingencies and may not be obtained in the time expected or at all. The Company's products may not attract a following among patients, health professionals and/or providers. The Company expects to face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it plans to distribute are alleged to have caused loss or injury. There can be no assurance that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

The Company's business relies on its ability to access, develop, and sell DMT-based compounds and other psychedelic compounds. DMT and other psychedelics compounds are controlled substances in many jurisdictions, including in the UK, the EU, the US, and Canada. The Company may face difficulty accessing the public capital markets in Canada as a result of the response of regulators, stock exchanges, and other market participants to the Company's development and sale of a controlled substance. The Company may also have limited access to traditional banking services, as well as limited access to debt financing from traditional institutional lenders.

Negative operating cash flow and going concern

The Company has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company will be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The Company's ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.

Any inclusion in the Company's financial statements of a going concern opinion may negatively impact the Company's ability to raise future financing and achieve future revenue. The threat of the Company's ability to continue as a going concern will be removed only when, in the opinion of the Company's auditor, the Company's revenues have reached a level that is able to sustain its business operations. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets, or curtail or discontinue the Company's operations. If any of these events happen, you could lose all or part of your investment. The Company's financial statements do not include any adjustments to the Company's recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern.

Limited Product Scope

The Company will be heavily reliant on the production and distribution of psychedelic-based products. If they do not achieve sufficient market acceptance, it will be difficult for the Company to achieve profitability.

The Company's future revenue may be derived in large part from the sales of psychedelic-based medicines, either directly or indirectly through partnership, sale, out licensing or other agreements.

Even if the medicines to be distributed by the Company conform to international safety and quality standards, sales could be adversely affected if patients, health professionals and/or providers in target markets lose confidence in the safety, efficacy, and quality of its psychedelic based medicines. Adverse publicity about psychedelic treatments may discourage health providers from offering DMT therapy as a treatment as well as discourage patients from agreeing to undergo such treatment.

Limited Marketing and Sales Capabilities

The Company will, for the immediate future, have limited marketing and sales capabilities, and there can be no assurance that it will be able to develop or acquire these capabilities at the level needed to produce and deliver for sale, through industry partners, its products in sufficient commercial quantities. Further, there can be no assurance that the Company, either on its own or through arrangements with other industry participants, will be able to develop or acquire such capabilities on a cost-effective basis, or at all. Finally, there can be no assurance that the Company's industry partners will be able to market or sell the Company's products in compliance with requisite regulatory protocols or on a cost-effective basis. The Company's dependence upon third parties for the production, and marketing or sale, as applicable, of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

No Assurance of Commercial Success

The successful commercialization of the Company's products will depend on many factors, including, the Company's ability to establish and maintain working partnerships with industry participants in order to market its products, the Company's ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which the Company may from time to time be engaged. There can be no assurance that the Company or its industry partners will be successful in their respective efforts to develop and implement, or assist the Company in developing and implementing, a commercialization strategy for the Company's products.

No Profits or Significant Revenues

The Company has no history upon which to evaluate its performance and future prospects. The Company's proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Company cannot make any assurance that it will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Common Shares.

Risk of Partnering or Out-licensing products; Lack of Commercialization Experience

The Company may select to partner one or more products prior to late stage clinical development, or choose to out-licence one or more products during the course of their development plans. A strategy to partner or out-license products requires significant management resources and expense to negotiate such out-licencing deals and the Company may fail in identifying a suitable third party. If the Company enters into arrangements with third parties to perform market access and commercial services for any approved therapies, the revenue or the profitability of these revenues to the Company could be lower than if the Company were to commercialize any therapies that the Company develops itself. Such collaborative arrangements may place the commercialization of any approved therapies outside of the Company's control and would make the Company subject to a number of risks including that the Company may not be able to control the amount or timing of resources that the Company's collaborative partner devotes to the Company's therapies or that the Company's collaborator's willingness or ability to complete its obligations, and the Company's obligations under the Company's arrangements may be adversely affected by business combinations or significant changes in the Company's collaborator's business strategy. The Company may not be successful in entering into arrangements with third parties to commercialize the Company's therapies or may be unable to do so on terms that are favorable to the Company. Acceptable third parties may fail to devote the necessary resources and attention to commercialize the Company's therapies effectively, to set up sufficient number of treatment centers in third-party therapy sites, or to recruit, train and retain adequate number of therapists to administer the Company's therapies. In addition, the Company may explore ways in which it can use digital technology to facilitate the development of or to compliment its therapies. Commercialization partners may lack incentives to promote any future digital technology adopted by the Company and the Company may face difficulties in implementing its digital technologies in third-party therapy sites through such third parties.

The Company may also plan to assemble a sales and marketing infrastructure; however, the Company has limited experience as an organization in the sale or marketing of therapeutic candidates. Should the Company progress towards this commercial strategy, in order to achieve commercial success for any approved therapy, the Company will need to develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into partnerships.

Alternatively, if a product is approved for commercial sale, the Company may decide to establish its own market access and commercialization capabilities in primary markets in Europe and North America. In select geographies, the Company might also consider relying on the support of a contract sales organization, or enter into commercialization arrangements with companies with relevant commercialization capabilities. There are risks involved in establishing the Company's own sales and marketing capabilities, as well as with entering into arrangements with third parties to perform these services. Even if the Company establishes sales and marketing capabilities, the Company may fail to launch the Company's therapies effectively or to market the Company's therapies effectively since the Company has limited organizational experience in the sales and marketing of therapeutic substances. In addition, recruiting and training a sales force is expensive and time-consuming, and could delay any therapeutic launch. In the event that any such launch is delayed or does not occur for any reason, the Company would have prematurely or unnecessarily incurred these commercialization expenses, and the Company's investment would be lost if the Company cannot retain or reposition the Company's sales and marketing personnel. Factors that may inhibit the Company's efforts to commercialize the Company's therapies on the Company's own include:

  the Company's inability to gain access to an adequate number of therapists to meet the demand for DMT therapy;
  the inability of therapists to perform their roles consistently with the Company's training and the Company's guidelines for the administration of the Company's future therapeutic products;
  the Company's inability to recruit, train and retain effective market access and commercial personnel;
  the inability of commercial personnel to obtain access to or educate adequate numbers of physicians on the benefits of prescribing any future therapies;
  the Company's inability to identify a sufficient number of treatment centers in third-party therapy sites to meet the demands of the Company's therapies;
  unforeseen costs and expenses associated with creating an independent market access and commercial organization; and
  costs of market access and commercialization above those anticipated by the Company.

If the Company enters into arrangements with third parties to perform market access and commercial services for any approved therapies, the revenue or the profitability of these revenue to the Company could be lower than if the Company were to commercialize any therapies that the Company develops itself. Such collaborative arrangements may place the commercialization of any approved therapies outside of the Company's control and would make the Company subject to a number of risks including that the Company may not be able to control the amount or timing of resources that the Company's collaborative partner devotes to the Company's therapies or that the Company's collaborator's willingness or ability to complete its obligations, and the Company's obligations under the Company's arrangements may be adversely affected by business combinations or significant changes in the Company's collaborator's business strategy. The Company may not be successful in entering into arrangements with third parties to commercialize the Company's therapies or may be unable to do so on terms that are favorable to the Company. Acceptable third parties may fail to devote the necessary resources and attention to commercialize the Company's therapies effectively, to set up sufficient number of treatment centers in third-party therapy sites, or to recruit, train and retain adequate number of therapists to administer the Company's therapies. In addition, the Company may explore ways in which the Company can use digital technology to improve the patient experience and therapeutic outcomes of the Company's therapies. Commercialization partners may lack incentives to promote the Company's digital technology and the Company may face difficulties in implementing the Company's digital technologies in third-party therapy sites through such third parties.

If the Company does not establish commercial capabilities successfully, either on the Company's own or in collaboration with third parties, the Company may not be successful in commercializing the Company's therapies, which in turn would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Achieving Publicly Announced Milestones

From time to time, the Company may announce the timing of certain events it expects to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. Any variation in the timing of previously announced milestones could have a material adverse effect on the Company's business plan, financial condition or operating results and the trading price of the Common Shares.

Market Access and Acceptance

The Company may never have a therapy that is commercially successful. To date, the Company has no therapy authorized for marketing. The Company's future therapeutic products require further clinical investigation, regulatory review, significant market access and marketing efforts and substantial investment before it can produce any revenue. Furthermore, if approved, the Company's therapy may not achieve an adequate level of acceptance by payors, health technology assessment bodies, healthcare professionals, patients and the medical community at large, and the Company may not become profitable. The level of acceptance the Company ultimately achieves may be affected by negative public perceptions and historic media coverage of psychedelic substances, including DMT. Because of this history, efforts to educate the medical community and third-party payors and health technologies assessment bodies on the benefits of the Company's therapeutic compounds may require significant resources and may never be successful, which would prevent the Company from generating significant revenue or becoming profitable. Market acceptance of the Company's future therapies by healthcare professionals, patients, healthcare payors and health technology assessment bodies will depend on a number of factors, many of which are beyond the Company's control, including, but not limited to, the following:

  acceptance by healthcare professionals, patients and healthcare payors of each therapy as safe, effective and cost-effective;
  changes in the standard of care for the targeted indications for any therapeutic candidate;
  the strength of sales, marketing and distribution support;
  potential product liability claims;
  the therapeutic candidate's relative convenience, ease of use, ease of administration and other perceived advantages over alternative therapies;
  the prevalence and severity of adverse events or publicity;
  limitations, precautions or warnings listed in the summary of therapeutic characteristics, patient information leaflet, package labeling or instructions for use;
  the cost of treatment with the Company's therapy in relation to alternative treatments;

  the steps that prescribers and dispensers must take, as well as the perceived risks based upon its controlled substance status;
  the ability to manufacture the Company's product in sufficient quantities and yields with adequate purity;
  the availability and amount of coverage and reimbursement from healthcare payors, and the willingness of patients to pay out of pocket in the absence of healthcare payor coverage or adequate reimbursement;
  the willingness of the target patient population to try, and of healthcare professionals to prescribe, the therapy;
  any potential unfavorable publicity, including negative publicity associated with recreational use or abuse of DMT;
  any restrictions on the use, sale or distribution of the Company's future therapeutic candidates;
  the extent to which therapies are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations; and
  whether the Company's therapies are designated under physician treatment guidelines or under reimbursement guidelines as a first-line, second-line, third-line or last-line therapy.

If the Company's future therapeutic candidates fail to gain market access and acceptance, this will have a material adverse impact on the Company's ability to generate revenue to provide a satisfactory, or any, return on the Company's investments. Even if some therapies achieve market access and acceptance, the market may prove not to be large enough to allow the Company to generate significant revenue.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic industry. A failure in the demand for the Company's psychedelic based products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Unfavourable Publicity or Consumer Perception

The Company believes the psychedelic drug industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of psychedelic products. Consumer perception of the Company's psychedelic products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of psychedelics. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the psychedelic drug industry or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's psychedelic products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's psychedelic products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of psychedelic products in general, or the Company's psychedelic products and services specifically, or associating the consumption of psychedelics with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to take such products legally, appropriately or as directed.

The psychedelic medicine industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the DMT distributed for medical purposes to such consumers. There can be no assurance that future scientific research or findings on the medical benefits, viability, safety, efficacy and dosing of DMT or any of the Company's other psychedelic medicines to enter into clinical trials, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the industry or the Company or any particular product, or consistent with earlier publicity.

Pandemics, Epidemics and Other Health Risks

Pandemics, epidemics and other health risks, could have an adverse effect on the Company's business. Pandemics, epidemics and other health risks could occur, which could adversely affect the Company's ability to maintain operational networks and provide products and services to customers, as well as the ability of suppliers to provide the Company with products and services needed to operate the business.

Pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of commercial activity. Any of these events could have an adverse effect on our business and financial performance.

Social Media

There has been a marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Company may be adverse to the Company's interests or may be inaccurate, each of which may harm the Company's business, financial condition and results of operations.

Biotechnology and Pharmaceutical Market Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company's competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Current marketed products and therapies include antidepressants such as SSRIs, SNRIs, antipsychotics, cognitive behavioural therapy, electroconvulsive therapy, and esketamine and ketamine. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which the Company's product candidates may be useful. In addition, risk of direct competition is heightened due to the nature of DMT as a naturally occurring known substance that is not subject to primary Composition of Matter patent protection, which may enable competitors to develop alternate substitutes of SPL026.

Many of the Company's competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting nonclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company's competitors may succeed in obtaining regulatory approval for products more rapidly than the Company does. The Company's ability to compete successfully will largely depend on:

  the efficacy and safety profile of its product candidates relative to marketed products and other product candidates in development;
  the Company's ability to develop and maintain a competitive position in the product categories and technologies on which it focuses;

  the time it takes for the Company's product candidates to complete clinical development and receive marketing approval;
  the Company's ability to partner and/or outlicense product candidates for late stage development;
  the Company's ability to obtain required regulatory approvals;
  the Company's ability to commercialize any of its product candidates that receive regulatory approval;
  the Company's ability to establish, maintain and protect intellectual property rights related to its product candidates; and
  acceptance of any of the Company's product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of products the Company is developing. Some of those products may have an entirely different approach or means of accomplishing the same desired therapeutic effect as the Company's product candidates and may be more effective or less costly than its product candidates. The success of the Company's competitors and their products and technologies relative to the Company's technological and R&D capabilities and competitiveness could have a material adverse effect on the future nonclinical studies and clinical trials of the Company's product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact the Company's ability to generate future product development programs using psychedelic based compounds.

If the Company is not able to compete effectively against its current and future competitors, the Company's business will not grow, and its financial condition and operations will substantially suffer.

Further, there can be no assurance that potential competitors of the Company, which may have greater financial, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop; products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company's business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Decriminalization of psychedelics

Despite the current status of DMT as a Schedule I controlled substance in the US, there may be changes in the status of DMT under the laws of certain jurisdictions. Possession of psilocybin, for example, was voted to be decriminalized in May 2019 in Denver and in November 2020, voters in Oregon approved the legal medical use of "psilocybin products," including magic mushrooms, to treat mental health conditions in licensed facilities with registered therapists (Measure 109). The legalization of psychedelics with inadequate regulatory oversight may lead to the development of psychedelic tourism in such states in clinics without proper therapeutic infrastructure or adequate clinical research. While drug laws pertaining to DMT are less likely to be as forthcoming, the expansion of such an industry which could put patients at risk may bring reputational and regulatory risk to the entire industry, leading to challenges for the Company to achieve regulatory approval. The legalization of psilocybin, and potentially other psychedelic compounds (including DMT) in the future may also impact commercial sales for the Company due to a reduced barrier to entry leading to a risk of increasing competition.

Product Liability

The Company currently does not carry any product liability insurance coverage. Even though the Company is not aware of any product liability claims at this time, its business exposes itself to potential product liability, recalls and other liability risks. The Company can provide no assurance that such potential claims will not be asserted against it. A successful liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

Although the Company intends to obtain adequate product liability insurance, it cannot provide any assurances that it will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Company could have a material adverse effect on its business, financial conditional and results of operations.

Some of the Company's agreements with third parties might require it to maintain product liability insurance. If the Company cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.

Product and Material Recalls

Manufacturers, producers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety, storage deficiencies and inadequate or inaccurate labelling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may have to recall material being used in a clinical trial resulting in delays to the trial and additional manufacturing expenses if further drug product is required. If the product is already commercialized, the Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company's suppliers have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if the Company is subject to recall, the image of the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses and potential legal fees and other expenses.

Distribution and Supply Chain Interruption

The Company is susceptible to risks relating to distributor and supply chain interruptions. Distribution in the UK, the EU, the US, Canada and other jurisdictions will be largely accomplished through independent contractors, therefore, an interruption (e.g., a labour strike) for any length of time affecting such independent contractors may have a significant impact on the Company's ability to manufacture its products. Supply chain interruptions, including a production or inventory disruption, could impact product quality and availability. Inherent to producing products is a potential for shortages or surpluses in future years if demand and supply are materially different from long-term forecasts. The Company intends to monitor category trends and regularly review maturing inventory levels over time.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic pharmaceutical industry. A failure in the demand for the Company's psychedelic pharmaceutical prescription medicines to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Product Viability

If the Company's psychedelic products are not perceived to have the effects intended by the end user, the Company's business may suffer. In general, psychedelic products have minimal data with respect to efficacy, long-term side effects and interactions with supplements or other medications. As a result, the Company's psychedelic products could have certain side effects if not used as directed or if taken by an end user that has certain known or unknown medical conditions.

Success of Quality Control Systems

The quality and safety of the Company's products are critical to the success of its business and operations. As such, it is imperative that the Company's (and its service providers') quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a material adverse effect on the Company's business and operating results.

Reliance on Key Inputs

The Company's business is expected to be dependent on a number of key inputs and their related costs including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Enforcing contracts

Due to the nature of the business of the Company and the fact that certain of its contracts involve the possession, manufacture, production or supply of DMT, the use of which is not legal under UK, EU, US or Canadian law and in certain other jurisdictions, the Company may face difficulties in enforcing its contracts in the courts in the UK, EU, US or Canada. The inability to enforce any of its contracts could have a material adverse effect on its business, operating results, financial condition or prospects.

In order to manage its contracts with contractors, the Company will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licenses, the Company may experience an adverse effect on its business, including the pace of development of its product.

Business Expansion, Growth and Business Combinations

The Company operates in a rapidly evolving industry and, as such, the Company may in the future seek to expand its pipeline and capabilities by entering into collaborations, acquiring one or more companies or businesses, or in-licensing one or more product candidates. Collaborations, acquisitions, and in-licenses involve numerous risks, including, but not limited to substantial cash expenditures, technology development risks, potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of deal negotiation, difficulties in assimilating the operations of the companies with the Company, entering markets in which the Company has limited or no direct experience, and potential loss of the Company's key employees or key employees of the acquired or collaborating companies or businesses.

Management may evaluate opportunities for strategic growth through acquisitions. Potential issues associated with these acquisitions could include, among other things, the Company's ability to realize the full extent of the benefits or cost savings that it expects to realize as a result of the completion of the acquisition within the anticipated time frame, or at all; the ability of the Company to gain the necessary consents, clearances and approvals in connection with the acquisition; the diversion of management's attention from base strategies and objectives; and, with respect to acquisitions, the Company's ability to successfully combine its businesses with the business of the acquired company in a manner that permits cost savings to be realized; areas which may challenge the success of integrating the businesses of acquired companies with the Company's business include: motivating, recruiting and retaining executives and key employees, conforming standards, controls, procedures and policies, business cultures and compensation structures among the Company and the acquired company, consolidating and streamlining corporate and administrative infrastructures, consolidating sales and marketing operations, retaining existing service providers and attracting new providers, identifying and eliminating redundant and underperforming operations and assets, coordinating geographically dispersed organizations, and managing tax costs or inefficiencies associated with integrating the Company's operations following completion of the acquisitions. The process of integrating acquired companies and operations into the Company's operations may result in unforeseen operating difficulties and may require significant financial resources and management's time and attention that would otherwise be available for the ongoing development or expansion of its existing operations. In addition, acquisitions outside of Canada increase the Company's exposure to risks associated with foreign operations, including fluctuations in foreign exchange rates and compliance with foreign laws and regulations. If an acquisition is not successfully completed or integrated into the Company's existing operations, its business, results of operations and financial condition could be materially adversely impacted.

The Company has limited experience in making acquisitions, entering collaborations and in-licensing product candidates and therefore cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to it. The Company may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, the Company's future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. The Company cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of the Company's business may require a substantial capital investment by the Company.

The Company and its management may evaluate opportunities of being acquired by other issuers or the Company may be subject to unsolicited takeover bids. In such circumstances, there can be no assurances regarding the availability of alternative strategic options for the Company and management and whether any such options will represent greater value to the Company's shareholders. Any rejection of such an offer by management may also adversely influence current share prices, as well as affect long-term shareholder value. Any accepted business combination, whether the Company is the acquiree or acquiror, would involve a number of risks including, but not limited to, potentially dilutive issuances of equity securities, contingent liabilities, some of which may be difficult or impossible to identify at the time of deal negotiation, difficulties in assimilating the operations of the acquiror with the Company's, the entering into of markets in which the Company has limited or no direct experience, and the potential loss of the Company's key employees and management as a result of the acquisition.

Reliance on Key Executives and Scientists

The loss of key members of the Company's staff could harm the Company. Although the Company enters into employment agreements with all members of its staff, such employment agreements do not guarantee their retention. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its activities and seeks regulatory approvals for clinical trials. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians and institutions who will recruit patients into the Company's clinical trials on its behalf in the ordinary course of its business. Should key academic and scientific personnel including employees or collaborative partners who work on the development of the Company's research activities leave, the Company's current and future development programmes may be delayed or adversely affected. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. In addition, due to limited financial resources, the Company may not be able to successfully expand its operations due to challenges in recruiting and training qualified new staff. Expansion of personnel may result in significant diversion of management time and resources. The loss of the services of any of the Company's executive officers or other key personnel could potentially harm its business, operating results or financial condition.

Employee Misconduct

The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with the MHRA, the EMA, the FDA, the PDD, and other comparable international authorities' regulations, provide accurate information to the MHRA, the EMA, the FDA, the PDD, comply with manufacturing standards the Company has established, comply with federal and provincial healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company's reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company's business and results of operations, including the imposition of substantial fines or other sanctions.

Liability Arising from Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company's behalf or in its service that violate (i) various laws and regulations, including healthcare laws and regulations, (ii) laws that require the true, complete and accurate reporting of financial information or data, (iii) the terms of the Company's agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Such misconduct may result in legal action, significant fines or other sanctions and could result in loss of any regulatory license held by the Company at such time.

The Company may be subject to security breaches at its facilities or in respect of electronic document or data storage, which could lead to breaches of applicable privacy laws and associated sanctions or civil or criminal penalties. Failure to comply with health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company's manufacturing operations. Events, including those beyond the control of the Company, which may risk breaches to various laws and regulations include, but are not limited to non-performance by third party contractors; breakdown or failure of equipment; failure of quality control processes; contractor or operator errors; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. Such events risk damage to the Company's operations and may negatively affect demand for the Company's future products.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These outside business interests could require significant time and attention of the Company's executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company, and from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Operating Risk and Insurance Coverage

The Company does not have adequate insurance to protect all its assets, operations and employees. While the Company may, in the future obtain insurance coverage to address all material risks to which it is exposed and is adequate and customary in its proposed state of operations, such insurance will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is expected to be exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future, or if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Computer System Failures

The Company's current internal computer systems are managed by third party vendors, and are at risk of failure and vulnerable to damage from viruses, unauthorised access, natural disasters amongst others. Any system failure, accident or security breach may have material negative outcomes including delays and significant disruption on the advancement of development programmes and business operations as well as inappropriate disclosure of confidential or proprietary data. While the Company has not to date experienced a material system failure or security breach, for example the loss of clinical data in the future due to system failure could impact regulatory approval efforts of the Company's development programmes. Furthermore, rectifying any damages, disruptions or breaches may lead to the Company incurring additional financial costs.

Foreign Operations

The Company carries out operations primarily, but not exclusively, in the UK through SPL. As a result, the Company may be subject to political, economic and other uncertainties, including, but not limited to, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, export quotas, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.

Additional implications that may have a material impact on the Company's ability to operate in other jurisdictions include:

  differences in the regulatory requirements for drug approvals;
  differing requirements for securing, maintaining or obtaining freedom to operate;
  the potential for reduced protection for intellectual property rights;
  challenges with compliance to different regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
  differing reimbursement regimes and price controls in certain international markets;
  differing labor relations that create challenges with staffing and managing international operations; and
  impacts on manufacturing capabilities leading to production shortages.

The Company's international operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or enforcing Canadian judgments in foreign jurisdictions.

Dependence on Foreign Subsidiary

The Company is a holding company that conducts substantially all of its operations through its subsidiary, SPL, incorporated outside of Canada.  The Company has no direct operations and no significant assets other than the shares of SPL and cash proceeds received from any financings, which cash is subsequently provided to SPL for operating expenses. Assuming this holding company structure remains, the Company will be dependent on the cash flows from its subsidiary to meet its obligations. The ability of SPL to provide the Company with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; and (ii) the level of taxation, particularly corporate profits and withholding taxes.

Cash flows from SPL will depend, in the long term, on the subsidiary's ability to generate operating cash flows in excess of their own capital expenditures. In addition, SPL is a separate and distinct legal entity that could be precluded from making such cash distributions to the Company under certain circumstances, including as a result of legislation or regulation or in times of financial distress. The ability of the Company's subsidiary to make payments to the Company may be constrained by the level of taxation, particularly corporate profits and withholding taxes, in the jurisdictions in which they operate, and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

On July 6, 2022, SPL incorporated a wholly-owned US subsidiary under the laws of the State of Delaware.  This subsidiary does not currently carry on active operations.

Exchange Rate Fluctuations

Due to the international scope of the Company's current and future operations, the Company's assets, future earnings and cash flows may be influenced by movements in exchange rates of several currencies, particularly the British Pound, the US dollar, Canadian Dollar and Euro. The Company's reporting currency is denominated in Canadian dollars and the Company's functional currency is the British Pound and the majority of the Company's operating expenses are paid in British Pounds. The Company may also regularly acquire services, consumables and materials in British Pounds, US dollars, Canadian dollars and other currencies. Further, future revenue may be derived from abroad. As a result, the Company's business and the price of the Company's products may be affected by fluctuations in foreign exchange rates between the British Pound and other currencies, which may also have a significant impact on the Company's results of operations and cash flows from period to period. Currently, the Company does not have any exchange rate hedging arrangements in place.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with the IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company's operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause its operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Significant assumptions and estimates will be used in preparing the financial statements including those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.

Effects of Inflation

Global markets have, for a prolonged period of time, experienced increased rates of inflation. Inflation itself, as well as certain governmental efforts to combat inflation, may have significant negative effects on any economy, which the Company does business. Past governmental efforts to curb inflation also involved other more drastic economic measures. Any future economic measures to curb inflation could be expected to have similar adverse effects on the level of economic activity in the market, which the Company does business and, in turn, on the operations of the Company.

Political and Economic Conditions

Political and economic conditions directly affect our business and can result in a material adverse effect on the Company. Macroeconomic policies imposed by foreign governments could have significant impact on the Company. As certain global markets experience increased inflation, certain government actions to control inflation may have significant impact on the Company.

The Company cannot control or predict foreign government implementation of changes to existing policies that may impact the Company's operations in foreign markets and, consequently, its business. The Company's business, operating results and financial condition and prospects, as well as the market price of its securities, may be adversely affected by changes in government public policies, whether federal, state or local, that affect, without limitation:

  inflation;
  fluctuations in exchange rates;
  exchange controls and restrictions on remittances abroad;
  interest rates and monetary policies;
  import and export controls;
  liquidity of domestic capital, credit and financial markets;
  expansion or contraction of foreign economies, as measured by rates of growth in gross domestic product, or GDP;
  fiscal policies; and
  other political, social and economic developments in or affecting foreign markets.

Government policies and measures to combat inflation, along with public speculation about such policies and measures, have often had adverse effects on global economies, have contributed to economic uncertainty and may increase volatility in foreign securities markets. Government action to control inflation may involve actions such as price and salary controls, currency devaluations, capital limitations, limits on imports and other actions which could significantly impact the operations of the Company.

Other policies and measures adopted by governments include interest rate adjustments, intervention in the currency markets or actions to adjust or fix the value of the local currency may adversely affect the target market's economy, the Company's business and results of operations.

Uncertainty over whether federal governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in markets that the Company operates or relies on, which may in turn have adverse effects on the Company's operations in the market and consequently on the results of its operations.

Cybersecurity and Privacy Risk

The Company's information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company's operations depend, in part, on how well networks, equipment, information technology ("IT") systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under various legislation governing personal health information protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company were found to be in violation of the privacy or security rules under such legislation protecting the confidentiality of medical patients health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental Regulation and Risks

The Company's operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which could include stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation

In the normal course of the Company's operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions. While the Company is not currently aware of any litigation, tax or regulatory proceedings pending or threatened, the outcome of any future proceedings cannot be predicted with certainty and may be determined to adversely to the Company and as a result, could have a material adverse effect on the Company's assets, liabilities, business, financial condition, and results of  operations.

Anti-Corruption and Anti-Bribery Laws

In the development of clinical trials, the Company may become subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws. Any of the laws to which the Company is or may become subject generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.

Compliance with these anti-corruption laws and anti-bribery laws may be expensive and difficult, particularly in countries in which corruption is a recognized problem, if the Company pursues activities in those countries.

The Company's internal control policies and procedures may not protect it from reckless or negligent acts committed by the Company's employees, representatives, agents, or other third parties. The Company can make no assurance that they will not engage in prohibited conduct, and the Company may be held liable for their acts under applicable anti- corruption and anti-bribery laws. Noncompliance with these laws could subject the Company to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions or sanctions or other previously mentioned harm could have a material adverse effect on the Company's business, operating results, and financial condition.

Risks Pertaining to Regulatory Compliance

Products Subject to Controlled Substance Laws and Regulations

In the UK, certain psychedelic drugs, including DMT, are classified as Class A drugs under the MDA and as a Schedule 1 drug under the MDR and as such, medical and recreational use is illegal under UK laws. Similarly, in Canada, DMT is classified as a Schedule III drug under the CDSA and is illegal for medical and recreational use. In the US, DMT is strictly controlled under the CSA and is considered a Schedule 1 drug, which means that it currently has no accepted medical use in the US. As well, in the EU, DMT is illegal in EU member states according to the 1971 Convention on Psychotropic Substances of the United Nations and appears on the Green List of the International Narcotics Control.

All facilities engaged with such psychedelic substances, including DMT, by or on behalf of the Company do so under current licenses and permits issued by appropriate federal and local governmental agencies. While the Company is focused on clinical programs using psychedelic compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any UK laws and regulations or Canadian federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or private citizens or criminal charges.

The loss of the necessary licenses and permits for scheduled controlled drugs could have an adverse effect on the Company's operations.

The psychedelic drug industry is a fairly new industry and the Company cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Company.

The success of the Company's business is dependent on the reform of controlled substances laws pertaining to DMT. If controlled substances laws are not favourably reformed in the UK, Europe, the US, Canada, and other global jurisdictions, the commercial opportunity that the Company is pursuing may be highly limited.

Under the MDR, Schedule 1 drugs are considered to have no legitimate or medical use. At this point in time, the Company makes no medical or treatment claims about psychedelic-based treatments or the Company's proposed products. Statements regarding psychedelic-based treatments have not been evaluated by the MHRA, the EMA, the FDA, the PDD, if applicable, and other comparable foreign authorities, nor has the efficacy of psychedelic-based treatments been confirmed by MHRA, EMA, FDA or PDD, if applicable, approved research. There is no assurance that psychedelic-based treatments can be used to diagnose, treat, cure or prevent any disease or condition. Robust scientific research is needed. Any references to quality, consistency, efficacy and safety of potential products are not intended to imply that such claims have been verified in clinical trials or that the Company will be able to complete such trials.

Risks pertaining to legislation changes

Following the majority of approval of an exit from the EU, termed Brexit, on June 23, 2016, the UK's withdrawal from the EU became effective on January 31, 2020 with the transition period that ended on December 31, 2020.

Following this transition period, the UK is now subject to new negotiated regulations pertaining to financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations medicine licensing and regulations, immigration laws and employment laws. It still remains unclear how the laws and regulations post the Brexit transition period measure alongside EU laws and regulations and may ultimately lead to negative impacts including reducing foreign direct investment in the UK, increasing costs, depressing economic activity and restrictions on access to capital. The Company's headquarters are located in the UK and new laws and regulations may impact the free movement of employees to locations in Europe as well as the free movement of employees and health professions to the UK to support work on its clinical trials.

Given the unprecedented nature of such a withdrawal from the EU, the long term impacts on the UK are unclear and uncertain and subsequently it is unclear how changes to the commercial, legal and regulatory environment will impact the current and future operations of the Company, its third parties and contract manufacturers and its clinical activities in the UK. Any of these effects could have a negative impact on the operations of the Company.

Given that the approval of the Company's therapeutic candidates relies on the regulatory frameworks for medicinal products adopted in the jurisdictions in which they operate and/or intend to operate, Brexit may have a material impact on the future regulatory process required for the approval of its therapeutic candidates including delay or an inability to obtain regulatory approval which would delay or prevent the Company's ability to commercialize its therapeutic candidates in the UK and /or EU and consequently have a material impact on the Company.

Nature of Regulatory Approvals

The Company's development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the MHRA, the EMA, the FDA, the PDD, and other comparable foreign authorities. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of nonclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its sponsored clinical trials are favorable to support the marketing of its product candidates, the MHRA, the EMA, the FDA, the PDD, and other comparable foreign authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. Such requirements for additional data may result in the Company incurring additional unanticipated costs in order to meet requirements for approval within such jurisdiction.

The Company has not obtained regulatory approval for any product candidate and it is possible that none of its product candidates will ever obtain regulatory approval. The Company could fail to receive regulatory approval for its product candidates for many reasons, including, but not limited to failure to demonstrate that a product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Company contracts for clinical and commercial supplies to pass a pre-approval inspection.

A regulatory authority may require more information, including additional nonclinical or clinical data to support approval, which may delay or prevent approval and the Company's commercialization plans, or the Company may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Company request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Company's product candidates that garner approval, the MHRA, the EMA, the FDA, the PDD, and other comparable foreign authorities may impose a REMS plan, thereby imposing certain restrictions on the sale and marketability of such products.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Company products, or if one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Company, imposing restrictions on the Company's products or its manufacture and requiring the Company to recall or remove its products from the market. The regulators could also suspend or withdraw the Company's marketing authorizations, requiring it to conduct additional clinical trials, change its labeling or submit additional applications for marketing authorization. If any of these events occurs, the Company's ability to sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Continued Regulatory Review and Obligations

If the MHRA, the EMA, the FDA, the PDD, or any other comparable regulatory authority approves any the Company therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the therapy and underlying therapeutic substance will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, and with good clinical practices, or GCPs, for any clinical trials that the Company conduct post-approval, all of which may result in significant expense and limit the Company's ability to commercialize such therapies. Later discovery of previously unknown problems with any approved therapeutic candidate, including adverse events of unanticipated severity or frequency, or with the Company's third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

  restrictions on the labeling, distribution, marketing or manufacturing of any future therapeutic candidates, withdrawal of the product from the market, or product recalls;
  untitled and warning letters, or holds on clinical trials;
  refusal by the MHRA, the EMA, the FDA, the PDD, or other comparable foreign authorities to approve pending applications or supplements to approved applications the Company filed or suspension or revocation of license approvals;
  requirements to conduct post-marketing studies or clinical trials;
  restrictions on coverage by third-party payors;
  fines, restitution or disgorgement of profits or revenue;
  suspension or withdrawal of marketing approvals;
  product seizure or detention, or refusal to permit the import or export of the product; and
  injunctions or the imposition of civil or criminal penalties.

In addition, any regulatory approvals that the Company receive for any future therapeutic candidates may also be subject to limitations on the approved indicated uses for which the therapy may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of such therapeutic candidates.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Company's future products or the Company's manufacture of an underlying therapeutic substance, or if the Company or one of the Company's distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Company, imposing restrictions on the therapeutic or its manufacture and requiring the Company to recall or remove the therapeutic from the market. The regulators could also suspend or withdraw the Company's marketing authorizations, requiring the Company to conduct additional clinical trials, change the Company's therapeutic labeling or submit additional applications for marketing authorization. If any of these events occurs, the Company's ability to sell such therapy may be impaired, and the Company may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect the Company's business, financial condition and results of operations.

Failure to comply with health and data protection laws and regulations

The Company may be subject to the data protection laws and regulations surrounding privacy and data protection across the relevant jurisdictions. Within the EU and UK, the EU General Data Protection Regulation (the "GDPR"), and relevant national data protection legislation including the Data Protection Act 2018 in the UK, impose material requirements in relation to the processing (including collection, use, storage, disclosure and transfer) of personal data, and more importantly the processing of health and other sensitive data. Requirements include the need for individual consent for use/ processing of personal data, as well as certain disclosure to the individuals relating to data processing activities.

While the EU GDPR no longer applies to UK residents' personal data post Brexit transition period, amendments to the UK's Data Protection Act 2018 have established a new regime known as the UK GDPR which shows little material difference between the EU and UK GDPR. The GDPR imposes strict rules on the international transfer of personal data to countries outside the EEA, including the US and now including the UK, and permits data protection authorities to impose large penalties for violations of the GDPR. The Company are registered with the Information Commissioner's Office for data protection.

Expansion of clinical sites to additional jurisdictions including the US, EU and potentially Canada in the future will subject the Company to federal and state data protection laws and regulations, including in accordance with HIPAA, which govern the processing of health related, and other sensitive personal data.

As the sponsor of its clinical trials, the Company does not anticipate holding any personal data collected from subjects. All subject patient data is collected, stored and maintained by the study sites engaged by the Company to undertake its clinical trials.

Personal data collected from subjects from third party health or research institutions engaged by the Company are subject to local privacy and security requirements Selection of study sites, CROs and other institutions by the Company includes an assessment of each study site's and CRO's ability to comply and satisfy the requirements of local privacy and data protection laws and regulations.

Compliance with UK and foreign privacy and data protection laws and regulation may limit study sites affiliated with the Company to process sensitive patient identifiable information and impact its ability to operate in certain jurisdictions. Failure of the company, employees of third party collaborators to comply with the requirements of the data privacy and protection laws may result in litigation claims, which may be costly, time consuming and reputationally damaging.

Failure to comply with pharmaceutical industry standards

Various regional and national authorities govern or influence pharmaceutical industry standards. Numerous statutes and regulations govern the research and development and sale of pharmaceutical products where the Company intends to market its products, including but not limited to, Good Laboratory Practice (GLP), Good Clinical Practice (GCP) and Good Manufacturing Practice (GMP) standards as well as country-specific pharmaceutical advertising laws and regulations. Such standards, laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising, marketing and labelling of products, pharmacovigilance, record keeping, and distribution of the Company's products, including licenses.

Non-compliance with applicable legal and regulatory requirements or pharmaceutical industry standards may affect the Company's ability to progress development of its products by achieving jurisdictional approval which could impact future commercialization to promote and sell the Company's medicines in various jurisdictions. This can lead to a broad range of consequences which could have a material adverse effect on the Company's business, financial position and operating results. In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Company's pharmaceutical products, the Company's business and financial condition could be adversely affected.

Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous regional laws relating to such matters as safe working conditions and manufacturing practices.

Furthermore, the global pharmaceutical regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. The Company's existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

Risks Pertaining to Clinical Development

Reliance on Third Parties for Clinical Development Activities

The Company relies and will continue to rely on third parties to conduct a significant portion of its nonclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company's active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company's testing could be delayed, cancelled or rendered ineffective.

Risks Related to Third Party Relationships

The Company may enter into strategic alliances with third parties that the Company believes will complement or augment its proposed business or will have a beneficial impact on the Company. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company's business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company's existing strategic alliances will continue to achieve, the expected benefits to the Company's business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition to the foregoing, the success of the Company's business may depend, in large part, on the Company's ability to enter into, and maintain collaborative arrangements with various participants in the psychedelic industry. There can be no assurance that the Company will be able to enter into collaborative arrangements in the future on acceptable terms, if at all. There can be no assurance that such arrangements will be successful, that the parties with which the Company has or may establish arrangements will adequately or successfully perform their obligations under such arrangements, that potential partners will not compete with the Company by seeking or prioritizing alternate, competitor products. The termination or cancellation of any such collaborative arrangement or the failure of the Company and/or the other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, disagreements between the Company and any of its industry partners could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Contract Manufacturers

The Company relies on contract manufacturers ("CMOs") to manufacture its product candidates for nonclinical studies and clinical trials. The Company relies on CMOs for manufacturing, filling, packaging, storing and shipping of drug products in compliance with cGMP regulations applicable to its products. The MHRA ensures the quality of drug products by carefully monitoring drug manufacturers' compliance with cGMP regulations. The cGMP regulations for drugs describe the minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that CMOs will be able to meet the Company's timetable and requirements. The Company has not contracted with alternate suppliers for drug substance production in the event that it experiences significant problems with its current supplier for its current needs. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of its product candidates. Further, CMOs must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could result in, among other things, the disruption of product supplies. In addition, the Company has not yet completed an assessment of a potential supplier to support the scale up production requirements for late stage and commercial use and will undertake a robust selection process to select an appropriate supplier at the appropriate time of development. The Company's dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Commercial Scale Product Manufacturing

The Company's products will be manufactured in small quantities for nonclinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in Phase III/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality product may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company's regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company's business, financial condition and prospects, and may delay marketing of the product.

In addition, during the development programme, manufacturing methods and formulations may alter in the attempt to optimise processes and results in preparation for commercial manufacture. Such changes may result in the therapeutic candidate performing differently, impacting the results of future and planned clinical trials. Significant changes to the manufacture processes may require additional testing, notification to the relevant regulatory authorities for approval and subsequently impact initiation of planned clinical trials, require the conduct of bridging clinical trials or repetition of previous trials. This may increase the costs and delay the overall development programme to market approval.

Safety and Efficacy of Products

Before obtaining marketing approval from regulatory authorities for the sale of the Company's product candidates, the Company must conduct nonclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of nonclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its product candidates under development will successfully gain market approval from the MHRA, the EMA, the FDA, the PDD, if applicable, or other comparable foreign authorities, resulting in the Company (and its partners) being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Company cannot be sure that all side effects of its products may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such products for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Company's products may be subject to similar risks. The Company might have to withdraw or recall its products from the marketplace. The Company may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Company's products, or substantially increase the costs and expenses of commercializing and marketing its products.

Clinical Testing and Commercialization of Product Candidates

The Company cannot predict whether its proposed clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company's product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Company, which would impair the Company's ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects.

The commencement and completion of clinical trials for the Company's products may be delayed for a number of reasons, including but not limited, to:

  failure by regulatory authorities to grant permission to proceed or placing clinical trials on hold;
  suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Company's CMOs to comply with cGMP requirements;
  any changes to the Company's manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Company's products necessary to conduct clinical trials;
  product candidates demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;
  clinical investigators not performing the Company's clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
  failure of the Company's contract research organizations to satisfy their contractual duties or meet expected deadlines;
  inspections of clinical trial sites by regulatory authorities;

  regulatory authorities or ethics committees finding regulatory violations that require the Company to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
  delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;
  availability of adequately trained therapists and appropriate third-party clinical trial sites for the conduct of the therapy sessions, including preparation, dosing and integration of the therapeutic experience;
  sufficiency of any supporting digital services that may form part of the preparation, integration or long-term follow-up relating to any therapy the Company develops;
  failure to have patients complete a trial or return for post-treatment follow-up;
  one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial;
  failure to reach agreement on acceptable terms with prospective clinical trial sites; or
  business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, pandemics, or failures or significant downtime of the Company's information technology systems resulting from cyber-attacks on such systems or otherwise.

The Company's product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company's business, financial condition and prospects.

Clinical Trial Publications

From time to time, the Company may publish interim, top-line or preliminary data from the Company's clinical trials. The Company may decide to conduct an interim analysis of the data after a certain number or percentage of subjects have been enrolled, but before completion of the trial. Similarly, the Company may report top-line or preliminary results of primary and key secondary endpoints before the final trial results are completed. Interim, top-line and preliminary data from the Company's clinical trials may change as more subject data or analyses become available. Preliminary, top-line or interim data from the Company's clinical trials are not necessarily predictive of final results. Interim, top-line and preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as subject enrollment continues, more data become available and the Company issues the final clinical trial report. Interim, top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data the Company previously published. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available.

Further, others, including regulatory agencies, may not accept or agree with the Company's assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the chance of approval or commercialization of the particular therapeutic candidate and the Company's company in general; in addition certain regulatory agencies may request further data. If the top-line data that the Company reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, the Company's ability to obtain approval for, and commercialize any future product candidate, the Company's business, operating results, prospects or financial condition may be harmed.

Completion of Clinical Trials

As the Company's product candidates advance from nonclinical testing to clinical testing, the latter through a series of progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Company's ability to enroll patients are largely uncontrollable and include, but are not limited to the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the product candidate, and the number, availability, location and accessibility of clinical trial sites.

Such delays in completing its clinical trials will likely increase costs as well as slow down the future development programme and path to approval. Depending on the nature of the delay, such factors may lead to the denial of regulatory approval or the Company's therapeutic candidates. Significant delays to the development programme may alternatively lead to additional competitors to bring their therapies to market ahead of the Company as well as reduce the duration to which it holds certain exclusive rights. Such occurrences may harm the overall business, financial status, prospect and reputation of the Company.

Although early nonclinical and clinical data supports the safety and low toxicity of DMT, any side effects identified throughout the development programme could lead to interruptions, delays or halting of the clinical trial. This could lead to denial of regulatory approval or the requirement for a more restrictive label or the need to implement a REMS plan to ensure therapy benefits outweigh the risks. The Company cannot make any assurance that its therapeutic candidates do not lead to any undesirable or unacceptable serious side effects, or even death. In the event of a serious side effect, it is likely the overseeing regulatory authority will order the Company to cease further development of or deny approval of the therapeutic candidate of any related candidate. It is possible that even after market approval, new side effects are uncovered as a result of exposure of therapeutic candidates to a much greater patient population for an extended duration. Should new safety concerns be uncovered following approval, the regulatory authorities may request new labelling changes, new/additional REMS strategies or even complete withdrawal of the candidate from the market. This could lead to significant impact on future sales on the therapeutic candidate, reputational harm and potential litigation risks.

Variability in the psychological experience encountered by subjects may lead to certain subjects encountering a negative experience. Such experience may result in liability claims or public reputational damage to the Company. Such occurrences may harm the overall business, financial status, prospect and reputation of the Company.

Later Stage Clinical Trials Failure

Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of the Company's clinical trials will ultimately be successful or support further clinical development of any future therapeutic candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

R&D of drugs targeting the central nervous system is particularly difficult, which makes it difficult to predict and understand why the drug has a positive effect on some patients but not others.

Discovery and development of new drugs targeting central nervous system disorders are particularly difficult and time-consuming, evidenced by the higher failure rate for new drugs for central nervous system disorders compared with most other areas of drug discovery. Any such setbacks in the Company's clinical development could have a material adverse effect on the Company's business and operating results. In addition, the Company's later stage clinical trials may present challenges related to conducting adequate and well-controlled clinical trials, including designing an appropriate comparator arm in trials given the potential difficulties related to maintaining the blinding during the trial or placebo or nocebo effects.

Due to the complexity of the human brain and the central nervous system, it can be difficult to predict and understand why a drug may have a positive effect on some patients but not others and why some individuals may react to the drug differently from others.

Negative Results of External Clinical Trials or Studies

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Company's product candidates, or the therapeutic areas in which the Company's product candidates compete could cause the Company or a partner licensee to delay or suspend its studies or clinical trials. Such negative results or delays in clinical trials could adversely affect the Company's share price and its ability to finance future development of its product candidates, and the Company's business and financial results could be materially and adversely affected.

Expedited Status

In October 2021, the MHRA granted an Innovation Passport Designation for SPL026. This designation provides access to the Innovative Licensing and Access Pathway (the "ILAP"), which accelerates time to market and facilitates patient access to emerging and novel treatments. The ILAP provides a single integrated platform for sustained collaborative working among the MHRA, its partners and the medicine developer, which potentially allows for enhanced coordination and monitoring of important product development activities culminating in market authorization. Under the ILAP, the Company will have access to a toolkit to support all stages of the design, development and approvals process, as well as identify key areas for future engagement.

The Company may not elect, or be able to, take advantage of any expedited development or regulatory review and approval processes available to drug product candidates granted breakthrough therapy or fast track designation by the ILAP. The Company may also not be granted similar expedited status by regulatory agencies in other jurisdictions it intends to pursue operations, including the FDA in the U.S.

The Company's inability to achieve expedited status in all jurisdictions or benefit from the use of expedited status, such as the ILAP, in jurisdictions it has been granted such status may have a negative effect on the Company's clinical trials. This could have a material adverse effect on the Company's business, operating results, and financial condition, and delay completion of clinical trials.

Risks Related to Intellectual Property

Reliance on patents and other intellectual property rights

The Company's commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for its current and future therapeutic candidates and associated therapies, digital therapies, methods used to manufacture the underlying therapeutic substances, and the methods for treating patients using those substances and therapies, or on licensing in such rights. Failure to obtain, maintain, protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect the Company's ability to develop and market its current and future therapeutic candidates. The Company also relies on trade secrets and know-how to develop and maintain its proprietary and intellectual property position. Any failure to protect its trade secrets and know-how could adversely affect the Company's operations and prospects.

The Company cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like the Company is generally uncertain because it involves complex legal and factual considerations. The standards applied by the UK Intellectual Property Office, the European Patent Office, the USPTO, the Canadian Intellectual Property Office (the "CIPO") and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from the Company's pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing therapies. As such, the Company does not know the degree of future protection that it will have on its proprietary therapies.

The patent prosecution process is expensive, complex and time-consuming, and the Company, its current or future third party partners, licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Company or its licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although the Company enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of its R&D output, such as its employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing the Company's ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the UK and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, the Company cannot be certain that it is the first to make the inventions claimed in its patents or pending patent applications, or that it was the first to file for patent protection of such inventions. Similarly the Company cannot be certain that for any licensed patents or pending patent applications, the named applicant(s) were the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) were the first to file for patent protection for such inventions.

Further, the issuance, scope, validity, enforceability and commercial value of the Company's and its current or future licensors', licensees' or collaboration partners' patent rights are highly uncertain. The Company and any potential licensors' pending and future patent applications may not result in patents being issued that protect the Company's therapies, in whole or in part, or that effectively prevent others from commercializing competitive technologies and therapies.

Moreover, in some circumstances, the Company may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain such patents, should the Company's license technology from or to third parties and would be reliant on its licensors, licensees or collaboration partners. If the Company engages with licensors, licensees or collaboration partners and they fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If such licensors, licensees or collaboration partners were not fully cooperative or disagree with the Company as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent examination process may require the Company or its licensors, licensees or collaboration partners to narrow the scope of the claims of the Company or the Company's licensors', licensees' or collaboration partners' pending and future patent applications, which may limit the scope of patent protection that may be obtained. The Company cannot guarantee that all of the potentially relevant prior art relating to its patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and the Company's patents may be challenged in the courts or patent offices in the UK and abroad. Even if patents do successfully issue and even if such patents cover the Company's current and future therapeutic candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter parties review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated.

The Company and the Company's licensors', licensees' or collaboration partners' patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In addition, patents and other intellectual property rights also will not protect the Company's current and any future therapeutic candidates if third parties, including the Company's competitors, design around the Company's protected technology and the Company's current and any future therapeutic candidates without infringing, misappropriating or otherwise violating the Company's patents or other intellectual property rights. Moreover, some of the Company's patents and patent applications may in the future be co-owned with third parties. If the Company is unable to obtain an exclusive license to any such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including the Company's competitors, and the Company's competitors could market competing therapies and technology. In addition, the Company may need the cooperation of any such co-owners of its patents in order to enforce such patents against third parties, and such cooperation may not be provided. Any of the foregoing could have a material adverse effect on the Company's competitive position, business, financial conditions, results of operations, and prospects.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, the Company cannot be certain that the Company or its current or future licensors, licensees or collaborators were or will be the first to file any patent application related to a therapeutic candidate. Even where the Company has a valid and enforceable patent, it may not be able to exclude others from practicing the Company's invention where the other party can show that they used the invention in commerce before the Company's filing date or the other party benefits from a compulsory license. In addition, the Company may be subject to third-party challenges regarding the Company's exclusive ownership of the Company's intellectual property. If a third party were successful in challenging the Company's exclusive ownership of any of the Company's intellectual property, the Company may lose its right to use such intellectual property, such third party may be able to license such intellectual property to other third parties, including the Company's competitors, and the Company's competitors could market competing therapies and technology. Any of the foregoing could have a material adverse effect on the Company's competitive position, business, financial conditions, results of operations, and prospects.

Patent Litigation

Patent litigation is becoming widespread in the pharmaceutical industry and the Company cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its product candidates that it may successfully develop. If the Company becomes involved in any litigation, interference, impeachment or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. The Company cannot make any assurances that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, it could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on the business of the Company, its financial condition and results of operation. Patent litigation is less likely during development as many jurisdictions contain exemptions from patent infringement for the purpose of obtaining regulatory approval of a product. Where there is any sharing of patent rights either through co-ownership or different licensed "fields of use", one owner's actions could lead to the invalidity of the entire patent. If the Company is unable to avoid infringing the patent rights of others, the Company may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Such results could have a material adverse effect on the Company. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Company may not have sufficient resources to bring these actions to a successful conclusion, and, even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.

Any infringement or misappropriation of the Company's intellectual property could damage its value and limit its ability to compete. In addition, the Company's ability to enforce and protect its intellectual property rights may be limited in certain countries outside the US, Canada, the EU or the UK, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company. Competitors may also harm the Company's sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue. The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

Invalid or Unenforceable Patents

To protect the Company's competitive position, the Company may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to the Company from time to time, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of the Company's or the Company's licensors' or collaboration partners' adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than the Company or the Company's licensors or collaboration partners can. Accordingly, despite the Company's or the Company's licensors' or collaboration partners' efforts, the Company or the Company's licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights the Company own or control, particularly in countries where the laws may not protect those rights as fully as in the UK, EU, the US and Canada. The Company may fail in enforcing its rights, in which case the Company's competitors and other third parties may be permitted to use the Company's therapies without payment to the Company.

In addition, litigation involving the Company's licensed patents carries the risk that one or more of the Company's licensed patents will be narrowed, held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize the Company's therapies, and then compete directly with the Company, without payment to the Company.

If the Company were to initiate legal proceedings against a third party to enforce a patent covering one of the Company's investigational therapies, the defendant could counterclaim that the Company's patent is invalid or unenforceable. In patent litigation in the UK, EU, the US or Canada, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the UK Intellectual Property Office, European Patent Office, the USPTO, the CIPO or made a misleading statement, during prosecution. Third parties may also raise challenges to the validity of the Company's patent claims before administrative bodies in the US or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (i.e., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to the Company's patents in such a way that they no longer cover the Company's current or any future therapeutic candidates. The outcome following legal assertions of invalidity and unenforceability during patent litigation or other proceedings is unpredictable. With respect to the validity question, for example, the Company cannot be certain that there is no invalidating prior art, of which the Company and the patent examiner were unaware during prosecution. If a defendant or third party were to prevail on a legal assertion of invalidity or unenforceability, the Company would lose at least part, and perhaps all, of the patent protection on the Company's current or one or more of any future therapeutic candidates. Such a loss of patent protection could have a material adverse impact on the Company's business financial condition, results of operations, and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm the Company's business and financial results.

Compliance with Procedural Requirements

Periodic maintenance and annuity fees on any issued patent are due to be paid to the UK Intellectual Property Office, the European Patent Office, the USPTO, the CIPO and foreign patent agencies in several stages over the lifetime of the patent. The European Patent Office, the USPTO, the CIPO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, the Company may rely on collaboration partners to pay these fees due to US and comparable foreign patent agencies and take the necessary action to comply with such requirements with respect to the Company's intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If the Company, its licensors or collaboration partners fail to maintain the patents and patent applications covering the Company's investigational therapies, third parties, including its competitors might be able to enter the market with similar or identical therapies or technologies, which would have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

Trade Secrets

The Company relies on third parties to develop its products and as a result, must share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of the Company's collaborators, advisors, employees and consultants to publish data potentially relating to its trade secrets. Its academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure any intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint R&D programs which may require it to share trade secrets under the terms of R&D collaboration or similar agreements. Despite the Company's efforts to protect its trade secrets, the Company's competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information. A competitor's discovery of the Company's trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.

Trademark Protection

Failure to register trademarks for the Company or its products could require the Company to rebrand its products resulting in a material adverse impact on its business.

Intellectual Property Litigation Costs

Even if resolved in the Company's favour, litigation or other legal proceedings relating to intellectual property claims may cause the Company to incur significant expenses and could distract the Company's technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the Company. Such litigation or proceedings could substantially increase the Company's operating losses and reduce the Company's resources available for development and commercialization activities. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of the Company's competitors may be able to sustain the costs of such litigation or proceedings more effectively than the Company can because of their substantially greater financial resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure during this type of litigation. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Company's ability to compete in the marketplace.

Third-Party Licenses

If the Company obtains third-party licenses but fails to pay annual maintenance fees, development and sales milestones, or it is determined that the Company does not use commercially reasonable efforts to commercialize licensed products, the Company could lose those licenses which could have a material adverse effect on its business and financial condition.

In addition, a certain number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover the Company's products or services, the Company, the licensor of the Company's intellectual property rights, or its strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services and payments under them would reduce the Company's profits from these products and services.

Third-party intellectual property right holders, including the Company's competitors, may actively bring infringement, misappropriation or violation claims against the Company based on existing or future intellectual property rights, regardless of their merit. The Company may not be able to successfully settle or otherwise resolve such infringement claims. If the Company is unable to successfully settle future claims on terms acceptable to the Company, the Company may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing the Company's therapies.

If the Company is unsuccessful defending in any such claim, in addition to being forced to pay damages, the Company or the Company's licensor or licensees may be temporarily or permanently prohibited from commercializing any of the Company's investigational therapies that were held to be infringing. If possible, the Company might be forced to redesign the Company's therapeutic candidates or any future therapeutic candidates so that the Company no longer infringe the intellectual property rights of third parties, or the Company may be required to seek a license to any such technology that the Company is found to infringe, which license may not be available on commercially reasonable terms or at all. Even if the Company or the Company's licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving the Company's competitors access to the same technologies licensed to the Company or the Company's licensors or collaboration partners and it could require the Company to make significant licensing and royalty payments. In addition, the Company could be found liable for significant monetary damages, including treble damages and attorneys' fees, if the Company is found to have willfully infringed a patent or other intellectual property right. Claims that the Company has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on the Company's business, financial condition, results of operations, and prospects. Any of these events, even if the Company were ultimately to prevail, could require the Company to divert substantial financial and management resources that the Company would otherwise be able to devote to the Company's business.

In addition, if the breadth or strength of protection provided by the Company's or the Company's licensors' or collaboration partners' patents and patent applications is threatened, it could dissuade companies from collaborating with the Company to license, develop or commercialize current or future investigational therapies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure during this type of litigation.

Failure to Comply with Potential Future Intellectual Property or License Agreements

The Company may become a party to third-party agreements under which the Company grants or is granted rights to intellectual property that are potentially important to the Company's business and the Company expects that it may need to enter into additional license or collaboration agreements in the future. Future third party agreements undertaken by the Company may impose various obligations related to, among other things, therapeutic development and payment of royalties and fees based on achieving certain milestones. In addition, the Company may enter into collaboration agreements in which the Company is prohibited from developing and commercializing therapies that would compete with the therapies licensed under such agreements. If the Company were to fail to comply with the Company's obligations under these agreements, the Company's licensor or collaboration partner may have the right to terminate the agreement, including any licenses included in such agreement.

The termination of any license or collaboration agreements or failure to adequately protect such license agreements or collaboration could prevent the Company from commercializing the Company's therapeutic candidates or any future therapeutic candidates covered by the agreement or licensed intellectual property. For example, the Company may rely on license agreements which grant the Company rights to certain intellectual property and proprietary materials that the Company use in connection with the development of the Company's therapies. If such an agreement were to terminate, the Company would be unable to timely license similar intellectual property and proprietary materials from an alternate source, on commercially reasonable terms or at all, and may be required to conduct additional bridging studies on the Company's therapeutic candidates or any future therapeutic candidates, which could delay or otherwise have a material adverse effect on the development and commercialization of the Company's therapeutic candidates or any future therapeutic candidates.

The Company may enter into license agreements which are sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under such agreements, the Company must rely on the Company's licensor to comply with its obligations under the primary license agreements under which such third party obtained rights in the applicable intellectual property, where the Company may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, the Company would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if the Company were not able to secure the Company's own direct license with the owner of the relevant rights, which it may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect the Company's ability to continue to develop and commercialize the Company's therapeutic candidates or any future therapeutic candidates incorporating the relevant intellectual property.

Disputes may arise regarding intellectual property subject to a license or collaboration agreement, including the following:

  the scope of rights granted under the agreement and other interpretation-related issues;
  the extent to which the Company's technology and processes infringe on intellectual property of the licensor or collaboration partner that is not subject to the agreement;
  the sublicensing of patent and other rights under any current or future collaboration relationships;
  the Company's diligence obligations under the agreement and what activities satisfy those diligence obligations;
  the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by the Company's licensors and the Company and the Company's collaboration partners; and
  the priority of invention of patented technology.

In addition, the Company's third-party agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what the Company believes to be the scope of the Company's rights to the relevant intellectual property or technology, or increase what the Company believes to be the Company's financial or other obligations under the relevant agreement, either of which could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that the Company has licensed prevent or impair the Company's ability to maintain the Company's current licensing arrangements on commercially acceptable terms, the Company may be unable to successfully develop and commercialize the affected therapeutic candidate, which could have a material adverse effect on the Company's business, financial conditions, results of operations, and prospects

Intellectual Property Rights May Fail to Protect Competitive Advantage

The degree of future protection afforded by the Company's intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect the Company's business, or permit the Company to maintain the Company's competitive advantage. The following examples are illustrative:

  others may be able to make compounds or develop digital assets that are the same as or similar to the Company's future therapeutic candidate, any future therapeutic candidates and digital assets but that are not covered by the claims of the patents that the Company owns or control;
  the patents of third parties may have an adverse effect on the Company's business;
  the Company or the Company's licensors or any current or future collaboration partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that the Company own or control;
  the Company or the Company's licensors or any current or future collaboration partners might not have been the first to file patent applications covering certain of the Company's inventions;
  others may independently develop similar or alternative technologies or duplicate any of the Company's technologies without infringing misappropriating or otherwise violating the Company's intellectual property rights;
  issued patents that the Company may exclusively license may not provide the Company with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by third parties;
  the Company's competitors might conduct R&D activities in countries where the Company do not have patent rights and then use the information learned from such activities to develop competitive therapies for sale in the Company's major commercial markets;
  third parties performing manufacturing or testing for the Company using the Company's therapies or technologies could use the intellectual property of others without obtaining a proper license;
  the Company may not develop additional technologies that are patentable; and
  the Company may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, or otherwise develop similar know-how.

Should any of these events occur, they could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

Employee Patent Claim Liability

Some of the Company's present and future consultants, advisors and employees, including the Company's senior management, may have previously been employed at other biotechnology or pharmaceutical companies, including the Company's competitors and potential competitors. Some of these individuals executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although the Company intends that the Company's consultants, advisors and employees do not use proprietary information or know-how of their former employers while working for the Company, the Company may be subject to claims that the Company or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual's former employer. Litigation may be necessary to defend against these claims.

If the Company fails in prosecuting or defending any such claims, in addition to paying monetary damages, the Company may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and the Company could be required to obtain a license from such third party to commercialize the Company's therapies. Such a license may not be available on commercially reasonable terms or at all. Even if the Company successfully prosecute or defend against such claims, litigation could result in substantial costs and distract the Company's management from its day-to-day activities.

In addition, while it is the Company's policy to require the Company's employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to the Company, the Company may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that the Company regards as the Company's own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and the Company may be forced to bring claims against third parties, or defend claims that they may bring against the Company, to determine the ownership of what the Company regards as the Company's intellectual property. Such claims could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

Intellectual Property Rights of Third Parties

The Company's commercial success depends upon its ability and the ability of any future collaborators to develop, manufacture, market, and sell any investigational therapies that the Company may develop and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The various markets in which the Company plans to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In the future, the Company may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its current or any future therapeutic candidates. If the outcome of any such proceeding or litigation is adverse to the Company, it may affect the Company's ability to compete effectively.

Additionally, the Company's competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover the Company's therapies or elements thereof, the Company's manufacture or uses relevant to its development plans, the targets of the Company's current or any future therapeutic candidates, or other attributes of the Company's current or any future therapeutic candidates. In such cases, the Company may not be in a position to develop or commercialize such therapeutic candidates unless the Company successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such investigational therapies or therapeutic candidate and the patent owner were to bring an infringement action against the Company, the Company may have to argue that its investigational therapies or the manufacture or use of the underlying therapeutic substances do not infringe a valid claim of the patent in question. Alternatively, if the Company were to challenge the validity of any issued US patent in court, the Company would need to overcome a statutory presumption of validity that attaches to every US patent. This means that in order to prevail, the Company would need to present clear and convincing evidence as to the invalidity of the patent's claims. The same applies to other jurisdictions. Even if the Company believe third-party intellectual property claims are without merit, there is no assurance that a court would find in the Company's favor on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against the Company such that such third party's patent is found to be valid and enforceable and infringed by the Company's investigational therapies, unless the Company obtains a license to such patent, which may not be available on commercially reasonable terms or at all, the Company could be prevented from continuing to develop or commercialize the Company's investigational therapies. There can be no assurance any such patents will not be asserted against the Company or that the Company will not need to seek licenses from such third parties. The Company may not be able to secure such licenses on acceptable terms, or at all, and any such litigation would be costly and time-consuming.

It is possible that the Company has failed, and in the future may fail, to identify relevant patents or applications that may be asserted against the Company. For example, certain US applications filed after November 29, 2000 can remain confidential until and unless issued as patents, provided that inventions disclosed in the applications have not and will not be the subject of a corresponding application filed outside the US In general, patent applications in the US and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering the Company's therapies could have been filed by others without the Company's knowledge. Furthermore, the Company operates in a highly competitive field, and given its limited resources, it is unreasonable to monitor all patent applications in the areas in which they are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the Company's therapies or the use of the Company's therapies.

Third-party intellectual property right holders, including the Company's competitors, may actively bring infringement, misappropriation or violation claims against the Company based on existing or future intellectual property rights, regardless of their merit. The Company may not be able to successfully settle or otherwise resolve such infringement claims. If the Company are unable to successfully settle future claims on terms acceptable to it, the Company may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing its therapies.

If the Company is unsuccessful in defending any such claim, in addition to being forced to pay damages, the Company or its licensees may be temporarily or permanently prohibited from commercializing any of its investigational therapies that were held to be infringing. If possible, the Company might be forced to redesign its current or any future therapeutic candidates so that the Company no longer infringes the intellectual property rights of third parties, or the Company may be required to seek a license to any such technology that it is found to infringe, which license may not be available on commercially reasonable terms or at all. Even if the Company or any potential future licensor or collaboration partners obtain a license, it may be non-exclusive, thereby giving the Company's competitors access to the same technologies licensed to the Company or its licensors or collaboration partners and it could require the Company to make significant licensing and royalty payments. In addition, the Company could be found liable for significant monetary damages, including treble damages and attorneys' fees, if the Company is found to have willfully infringed a patent or other intellectual property right. Claims that the Company have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on the Company's business, financial condition, results of operations, and prospects. Any of these events, even if the Company were ultimately to prevail, could require the Company to divert substantial financial and management resources that the Company would otherwise be able to devote to its business.

In addition, if the breadth or strength of protection provided by the Company or the Company's potential future licensors' or collaboration partners' patents and patent applications is threatened, it could dissuade companies from collaborating with the Company to license, develop or commercialize current or future investigational therapies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure during this type of litigation.

Obtaining or Maintaining Necessary Rights For Current or Future Therapeutic Candidates Through Acquisitions and In-Licenses

In the future, the Company's programs may require the use of proprietary rights held by third parties, and the growth of the Company's business will likely depend in part on its ability to acquire, in-license, maintain or use these proprietary rights. In addition, with respect to any patents the Company co-owns with third parties, the Company may require licenses to such co-owners' interest in such patents. The Company may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that the Company identifies as necessary for its current or any future therapeutic candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Company may consider attractive or necessary. These established companies may have a competitive advantage over the Company due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive the Company to be a competitor may be unwilling to assign or license rights to the Company. If the Company is unable to successfully obtain a license to third-party intellectual property rights necessary for the development of an investigational therapy or program, the Company may have to abandon development of that investigational therapy or program, which could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

Patent Law Reform

As is the case with other biotechnology and pharmaceutical companies, the Company's success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry is a technologically and legally complex process, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Company's and its licensors' or collaborators' patent applications and the enforcement or defense of the Company or its licensors' or collaborators' issued patents.

Difficulties Securing Jurisdictional Intellectual Property Rights

Filing, prosecuting and defending patents on therapeutic candidates in all countries and jurisdictions throughout the world would be prohibitively expensive and the Company's intellectual property rights in some countries outside of Canada, the EU, the US, and the UK, could be less extensive than those in Canada, the EU, the US, and the UK, assuming that rights are obtained in Canada, the EU, the US, and the UK. Consequently, the Company may not be able to prevent third parties from practicing the Company's inventions in all countries outside Canada, the EU, the US, and the UK, or from selling therapies or importing therapeutic substances made using the Company's inventions in and into Canada, the EU, the US, and the UK, or other jurisdictions. In addition, the Company may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same therapeutic candidate or technology.

Competitors may use the Company's and the Company's licensors' or collaboration partners' technologies in jurisdictions where the Company has not obtained patent protection to develop their own therapies and, further, may export otherwise infringing therapies to territories where the Company and the Company's licensors or collaboration partners have patent protection, but enforcement is not as strong as that in Canada, the EU, the US, and the UK. These therapies may compete with future therapeutic candidates, and the Company's and the Company's licensors' or collaboration partners' patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in Canada, the EU, the US, and the UK, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If the Company or the Company's licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for the Company's business in such jurisdictions, the value of these rights may be diminished and the Company may face additional competition from others in those jurisdictions.

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If the Company or any of the Company's licensors or collaboration partners is forced to grant a license to third parties with respect to any patents relevant to the Company's business, the Company's competitive position may be impaired and the Company's business and results of operations may be adversely affected.

Proceedings to enforce the Company's and the Company's licensors' or collaboration partners' patent rights in foreign jurisdictions could result in substantial costs and divert the Company's and the Company's licensors' or collaboration partners' efforts and attention from other aspects of the Company's business, regardless of whether the Company or the Company's licensors or collaboration partners are successful, and could put the Company's and the Company's licensors' or collaboration partners' patents at risk of being invalidated or interpreted narrowly. In addition, such proceedings could put the Company's and the Company's licensors' or collaboration partners' patent applications at risk of not issuing and could provoke third parties to assert claims against the Company or the Company's licensors or collaboration partners. The Company or the Company's licensors or collaboration partners may not prevail in any lawsuits that the Company or the Company's licensors or collaboration partners initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

Risks Related to the Common Shares

Substantial Number of Authorized but Unissued Common Shares

The Company has a class of authorized capital consisting of an unlimited number of Common Shares that may be issued by the board without further action or approval of shareholders. While the Board will be required to fulfill its fiduciary obligations in connection with the issuance of such Common Shares, Common Shares may be issued in transactions with which not all shareholders agree, and the issuance of such Common Shares will cause dilution to the ownership interests of shareholders.

Dilution

The financial risk of the Company's future activities will be borne to a significant degree by its shareholders. If additional Common Shares are issued from treasury for financing purposes, control of the Company may change and purchasers may suffer additional dilution.

Market for the Common Shares

There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. The Company cannot predict the prices at which the Common Shares will trade in the future. Fluctuations in the market prices of Common Shares could cause an investor to lose all or part of its investment in the Company. Factors that could cause fluctuations in the trading price of the Common Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events the Company or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of psychedelic companies; (iv) fluctuations in the trading volume of the Common Shares or the size of the Company's public float; (v) actual or anticipated changes or fluctuations in the Company's results of operations; (vi) whether the Company's results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Company, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Common Shares; (xiii) departures of key employees or members of management; (xiv) any material changes to the business plans, clinical trials, operations, or strategies of the Company; or (xv) an adverse impact on the Company from any of the other risks cited herein.

Significant Sales of Common Shares

A portion of the Common Shares held by the Company's directors, executive officers, control persons and certain other securityholders continue to be subject to contractual lock-up restrictions and escrow restrictions pursuant to the policies of the TSXV. Sales of a substantial number of the Common Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for investors to sell Common Shares at a favourable time and price.

Volatile Market Price for the Common Shares

The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares distributed by the Company have been affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Company's business, including fluctuations in the Company's operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis' estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Forward-Looking Statements". In addition, the market price for securities on stock markets, including the TSXV is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.

Additionally, the value of the Common Shares are subject to market value fluctuations based upon factors that influence the Company's operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

Tax Issues

There may be income tax consequences in relation to the Common Shares, which will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers.

Discretion Over the Use of Proceeds

The Company will in most cases have discretion concerning the use of the net proceeds of any financings by the Company as well as the timing of their expenditures. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company's business, prospects, financial position, financial condition or results of operations may suffer.

No Dividends

The Company's current policy is, and will be, to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Company's dividend policy will be reviewed from time to time by the Board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company does pay dividends, which it might never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

Enforcement of Legal Rights

The Company's subsidiary and the majority of the Company's assets are located outside of Canada in the UK. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

A number of directors and officers of the Company reside outside of Canada. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company, and independent qualified persons engaged by the Company, who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the UK. Courts in the UK may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Principal Shareholder Risk

According to the public record, Mr. Peter Rands, a former director, officer and promoter of the Company, and his spouse, collectively own or control 88,050,434 Common Shares, representing approximately 27.4% of the Company's issued and outstanding Common Shares. By virtue of his status as the principal shareholder of the Company, Mr. Rands has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company's constating documents and strategic transactions, including mergers, acquisitions, business combinations and the sale of substantially all of the Company's assets.